Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

INTERIM FINANCIAL REPORT – SUPPLEMENTARY DATA

Novartis Q2 and First Half 2012 Interim Financial Report – Supplementary Data

GROUP AND DIVISIONAL OPERATING PERFORMANCE

Key figures
	Q2 2012	Q2 2011	% change		H1 2012	H1 2011	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	14 303	14 915	-4	1	28 038	28 942	-3	0
Divisional operating income	3 323	3 456	-4	1	6 225	7 017	-11	-8
Corporate income & expense, net	-135	-134	1	8	-222	-287	-23	-20
Group operating income	3 188	3 322	-4	1	6 003	6 730	-11	-7
As % of net sales	22.3	22.3			21.4	23.3
Income from associated companies	176	130	35	36	304	247	23	23
Interest expense	-183	-190	-4	3	-347	-379	-8	-6
Other financial income and expense	34	-16	nm	nm	-7	6	nm	-49
Taxes	-482	-520	-7	-3	-893	-1 057	-16	-12
Net income	2 733	2 726	0	5	5 060	5 547	-9	-5
EPS (USD)	1.12	1.13	-1	4	2.07	2.33	-11	-7
Free cash flow	2 311	3 297	-30		4 367	4 919	-11
Core1
Operating income	3 911	4 235	-8	-3	7 597	8 247	-8	-5
As % of net sales	27.3	28.4			27.1	28.5
Net income	3 356	3 564	-6	-2	6 449	6 940	-7	-4
EPS (USD)	1.38	1.48	-7	-3	2.65	2.88	-8	-5
nm = not meaningful

Second quarter

Group net sales
Group net sales reached USD 14.3 billion (-4%, +1% cc) in the second quarter, with growth from recently launched products more than offsetting the loss associated with the Diovan patent expiration. Currency had a negative impact of 5 percentage points as a result of the strengthening of the dollar against most major currencies.

The rejuvenation of our portfolio is key to our long-term growth. Products launched since 2007, which include Lucentis, Gilenya, Afinitor and Tasigna, continued to perform strongly. These recently launched products grew 8% to USD 4.1 billion and now comprise 29% of Group net sales, up from 25% a year ago.

Corporate income and expense, net
Corporate income and expense, net, which includes the costs of Group management and central services, remained constant compared to the prior year and amounted to a net expense of USD 135 million.

1 The Group’s core results – including core operating income, core net income and core earnings per share – exclude amortization of intangible assets, impairment charges, expenses relating to the integration of acquisitions as well as other items that are, or are expected to accumulate within the year to be, over a USD 25 million threshold that management deems exceptional. See further information and definition of core results on page 43.

Group operating income
In the second quarter of 2012, the adjustments made to Group operating income to arrive at core operating income amounted to a net expense of USD 723 million (2011 USD 913 million). These adjustments included the amortization of intangible assets (USD 711 million, mainly related to Alcon, compared to USD 744 million in the 2011 period) and exceptional items (net expense of USD 12 million, compared to USD 169 million in 2011). Exceptional expenses included USD 68 million of acquisition-related expenses related to Alcon and USD 63 million related to impairment charges in various divisions. These were offset by exceptional gains of USD 191 million, of which the principal items were USD 79 million of provision reductions in the Pharmaceuticals Division and a favorable settlement gain of USD 56 million in the Vaccines and Diagnostics Division. The previous year benefited from exceptional income of USD 338 million arising from a product divestment in the Pharmaceuticals Division offset by a number of exceptional expense items totaling USD 507 million, principally impairment charges in the Pharmaceuticals and Vaccines and Diagnostics Divisions of USD 107 million and USD 62 million, respectively, and a USD 150 million legal settlement in the Sandoz Division.

As a result, Group core operating income decreased 8% (-3% cc) to USD 3.9 billion. Core operating income margin in constant currencies decreased by 1.2 percentage points. Together with a positive currency impact of 0.1 percentage points it resulted in a net decrease in core operating income margin of 1.1 percentage points to 27.3% of net sales.

Income from associated companies
Income from associated companies increased to USD 176 million from USD 130 million in the year-ago period. This income comprises mainly the Novartis share of the estimated net result in Roche AG of USD 151 million (including amortization of intangible assets of USD 38 million).

The core income from associated companies increased to USD 204 million from USD 170 million in the prior-year period.

Interest expense and other financial income/expense
The interest expense decreased to USD 183 million in the second quarter of 2012 from USD 190 million in the prior-year quarter as a result of lower average gross financial debt compared to the prior year and lower interest rates. Other financial income and expense was a net income of USD 34 million, mainly resulting from currency gains compared to a net expense of USD 16 million in the prior-year period.

Taxes
The tax rate (taxes as percentage of pre-tax income) decreased in the second quarter to 15.0% from 16.0% in the prior-year period, principally due to the impact of the debt restructuring in June 2011 following the Alcon merger, and due to lower income in higher tax jurisdictions.

The core tax rate (taxes as a percentage of core pre-tax income) increased to 15.4% in the second quarter 2012 from 15.1% in the same period a year ago.

Net income and EPS
Group net income remained at USD 2.7 billion as the decline in operating income was offset by higher income from associated companies, better financial results and a lower tax rate. The EPS of USD 1.12 is marginally lower compared to the prior year figure of USD 1.13 as a result of the Alcon merger-related higher number of average outstanding shares.

Core net income decreased by USD 0.2 billion to USD 3.4 billion or 6% (-2% cc) largely in line with the decline in core operating income. Core EPS declined 7% (-3% cc) to USD 1.38.

Free cash flow
Free cash flow of USD 2.3 billion in the second quarter was 30% below the previous year (USD 3.3 billion). Lower divestment proceeds (USD 0.4 billion) and higher payment of tax (USD 0.3 billion) primarily accounted for most of the decline.

First half

Group net sales
Group net sales amounted to USD 28.0 billion (-3%, 0% cc), with strong sales of recently launched products offsetting the negative impact of the Diovan patent expiration. Currency depressed results by 3 percentage points.

Across the Group’s diversified healthcare portfolio, products launched since 2007 continued to perform strongly with 12% growth over the previous year. These recently launched products now comprise 28% of Group net sales, up from 24% a year ago.

Corporate income and expense, net
Corporate income and expense, net, amounted to a net expense of USD 222 million in the first six months of 2012, lower than the prior-year amount of USD 287 million principally due to the current year including an exceptional gain from the sale of a financial asset of USD 51 million.

Group operating income
In the first half year of 2012, the adjustments made to Group operating income to arrive at core operating income amounted to a net expense of USD 1.6 billion (2011 USD 1.5 billion). These adjustments included the amortization of intangible assets (USD 1.4 billion, mainly related to Alcon, compared to USD 1.5 billion in the 2011 period) and exceptional items (net expense of USD 169 million, compared to a net income of USD 8 million in 2011). Exceptional expenses included USD 149 million for a US restructuring in the Pharmaceuticals Division and USD 123 million of acquisition-related expenses related to Alcon. These were offset by exceptional gains of USD 330 million, of which the principal items were USD 137 million of provision reductions in the Pharmaceuticals Division, a settlement gain of USD 56 million in the Vaccines and Diagnostics Division and a gain from the sale of financial assets of USD 51 million. The previous year benefited from exceptional income of USD 714 million, of which USD 338 million arose from a product divestment gain in the Pharmaceuticals Division; USD 230 million from a legal settlement in the Alcon Division and USD 102 million from divestments required to complete the Alcon merger, offset by a number of exceptional expense items totaling USD 706 million, principally impairment charges in the Pharmaceuticals and Vaccines and Diagnostics Divisions of USD 107 million and USD 81 million, respectively, and USD 178 million of legal settlements in the Sandoz Division.

As a result, Group core operating income decreased 8% (-5% cc) to USD 7.6 billion. Core operating income margin in constant currencies decreased by 1.5 percentage points to 27.1% of net sales.

Income from associated companies
Income from associated companies increased by 23% to USD 304 million, primarily due to a higher estimated income contribution from Roche.

The core income from associated companies increased to USD 379 million from USD 366 million in the prior-year period.

Interest expense and other financial income/expense
Interest expense decreased to USD 347 million in the first half of 2012 from USD 379 million in the prior-year period as a result of lower average gross financial debt compared to the prior year and lower interest rates. Other financial income and expense was a net expense of USD 7 million, mainly resulting from currency losses compared to a net income of USD 6 million in the prior-year period.

Taxes
The tax rate (taxes as percentage of pre-tax income) decreased in the first half of 2012 to 15.0% from 16.0% in the prior-year period, principally due to the impact of the debt restructuring in June 2011, following the Alcon merger, and due to lower income in higher tax jurisdictions.

The core tax rate (taxes as a percentage of core pre-tax income) decreased to 15.4% in first half 2012 from 15.8% in the same period a year ago.

Net income and EPS
Group net income declined 9% (-5% cc) to USD 5.1 billion following the decline in operating income and was only partially offset by better financial results, higher income from associated companies and a lower tax rate. EPS declined 11% (-7% cc) to USD 2.07 at a slightly higher rate than net income as a result of the Alcon merger-related higher number of average outstanding shares.

Core net income decreased by USD 0.5 billion to USD 6.4 billion or 7% (-4% cc) largely in line with the decline in core operating income. Core EPS declined 8% (-5% cc) to USD 2.65.

Free cash flow
Free cash flow of USD 4.4 billion in the first half was 11% lower than the previous year (USD 4.9 billion). Lower operating income (USD 0.7 billion) and lower divestment proceeds (USD 0.5 billion) were partially offset by lower payments of tax and provisions (USD 0.4 billion) and lower working capital (USD 0.3 billion).

Pharmaceuticals
	Q2 2012	Q2 2011	% change		H1 2012	H1 2011	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	8 255	8 338	-1	4	16 094	16 036	0	4
Operating income	2 741	2 791	-2	3	5 143	5 252	-2	1
As % of net sales	33.2	33.5			32.0	32.8
Core operating income	2 746	2 699	2	6	5 335	5 241	2	5
As % of net sales	33.3	32.4			33.1	32.7

Second quarter

Net sales
Net sales of USD 8.3 billion (-1%, +4% cc) were driven by 9 percentage points of volume growth, partly offset by the impact of generic entries of 4 percentage points and a negative pricing impact of 1 percentage point. Products launched since 2007 generated USD 2.8 billion of net sales, growing 28% in cc over the same period last year. These recently launched products – Lucentis, Exforge, Exelon Patch, Exjade, Reclast/Aclasta, Tekturna/Rasilez, Tasigna, Afinitor, Arcapta Neohaler/Onbrez Breezhaler, Ilaris, Fanapt and Gilenya – now comprise 34% of division sales, compared to 28% in the same period last year.

Europe (USD 2.6 billion, -6% cc) was impacted by generic competition, mainly for Diovan following the loss of exclusivity in November 2011, which offset the strong performance of recently launched products now contributing 44% of net sales for the region. US sales (USD 2.8 billion, +10% cc) benefited from continued strong performance for Tasigna and Gilenya, which offset generic competition for Femara. Latin America and Canada (USD 0.8 billion, +10% cc) and Japan (USD 1.0 billion, +6% cc) achieved strong growth rates, fueled by new product launches. The Emerging Growth Markets (USD 1.9 billion, +5% cc) were led by particularly strong growth in China and India.

Excluding the impact from generic competition for Femara in the US and Europe, Oncology (USD 2.7 billion, +3% cc) delivered strong underlying growth of 9% (cc). Growth was driven by the continued strong performance of Gleevec/Glivec and Tasigna (combined sales of USD 1.4 billion, +9% cc), as well as Sandostatin (USD 370 million, +6% cc) and Afinitor, which contributed USD 175 million (+80% cc). Primary Care franchise performance (USD 2 billion, -6% cc) was impacted by the expected sales decline in Diovan (USD 1.3 billion, -15% cc) due to the loss of exclusivity in Europe and Canada. Excluding Diovan, the Primary Care franchise grew 15% (cc), underpinned by the continued strong uptake of Galvus (USD 224 million, +47% cc) and Exforge (USD 352 million, +20% cc). In Specialty Care, the Neuroscience franchise (USD 0.7 billion, +39% cc) saw strong growth from Gilenya (USD 283 million), following successful launches in both the US and Europe. The Ophthalmics franchise (USD 0.6 billion, +20% cc) benefited from the strong performance of Lucentis (USD 604 million, +20% cc).

Operating income
Operating income was USD 2.7 billion (-2%, +3% cc). The operating income margin decreased by 0.4 percentage points in cc, with a positive currency impact of 0.1 percentage points resulting in an operating income margin of 33.2% of net sales. Included in the operating income in 2012 were USD 79 million of provision reductions mainly related to aliskiren inventory, whereas the second quarter of 2011 included divestment income from Elidel® (USD 324 million, net) and intangible asset impairment charges of USD 107 million.

Core operating income increased 2% (+6% cc) to USD 2.7 billion. Core operating income margin in constant currencies increased 0.8 percentage points. An additional positive currency impact of 0.1 percentage points resulted in a core operating income margin of 33.3% of net sales. Gross margin declined by 2.3 percentage points due to increased royalties (-0.7 percentage points), mainly for Lucentis and Gilenya, and unfavorable product mix. R&D expenses decreased by 0.7 percentage points of net sales in constant currencies. Marketing & Sales and General & Administration expenses improved margin by 1.5 percentage points (cc), benefiting from continuing productivity efforts despite significant investments in new product launches. Other Income and Expense, net, improved margin by 0.9 percentage point (cc).

First half

Net sales
Net sales expanded +4% in constant currencies (0% USD) to USD 16.1 billion, driven by 9 percentage points of volume growth, partly offset by the impact of generic entries of 5 percentage points and flat pricing. Recently launched products provided USD 5.5 billion of net sales, representing 34% of total net sales for the division compared to 27% in the 2011 period.

Europe (USD 5.1 billion, -6% cc) was impacted by generic competition but benefited from recently launched products, which generated 43% of net sales. The US (USD 5.4 billion, +9% cc) contributed 33% of total sales for the division. Japan’s performance (USD 1.9 billion, 4% cc) improved versus prior year due to new launches. Latin America and Canada (USD 1.5 billion, +10% cc) maintained solid growth rates despite the Diovan generic impact in Canada. The Emerging Growth Markets (USD 3.6 billion, +6% cc) were led by double-digit growth from China and India.

Operating income
Operating income was USD 5.1 billion (-2%, +1% cc). The operating income margin decreased by 0.7 percentage points in cc with a negative currency impact of 0.1 percentage point resulting in an operating income margin of 32.0% of net sales. Included in the operating income in 2012 were restructuring charges of USD 149 million related to the US General Medicine business announced in January and USD 137 million of provision reductions mainly related to aliskiren inventory, whereas the first half of 2011 included divestment income from ophthalmic products related to the Alcon acquisition (USD 81 million) and Elidel® (USD 324 million, net), as well as intangible asset impairment charges of USD 107 million.

Core operating income grew 2% (+5% cc) to USD 5.3 billion. In constant currencies, core operating income margin improved by 0.6 percentage points due to continuing productivity efforts. Currency movements negatively impacted core operating income margin by 0.2 percentage points resulting in a core operating income margin of 33.1% of net sales. The underlying gross margin decreased by 2.1 percentage points (cc), mainly driven by royalties and product mix. R&D expenses decreased by 0.8 percentage points (cc). Marketing & Sales and General & Administration expenses improved operating income margin by 0.9 percentage points (cc). Other Income and Expense, net decreased by 1.0 percentage point (cc).

Pharmaceuticals product review

All comments below focus on second quarter movements.

PRIMARY CARE
	Q2 2012	Q2 2011	% change		H1 2012	H1 2011	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Hypertension medicines
Diovan	1 266	1 513	-16	-15	2 456	2 918	-16	-15
Exforge	352	308	14	20	655	569	15	19
Subtotal Valsartan Group	1 618	1 821	-11	-9	3 111	3 487	-11	-10
Tekturna/Rasilez	98	159	-38	-35	227	290	-22	-19
Subtotal Hypertension	1 716	1 980	-13	-11	3 338	3 777	-12	-10
Galvus	224	165	36	47	425	297	43	52
Arcapta Neohaler/Onbrez Breezhaler	33	26	27	44	62	46	35	47
Total strategic franchise products	1 973	2 171	-9	-6	3 825	4 120	-7	-5
Established medicines	411	438	-6	-2	784	885	-11	-9
Total	2 384	2 609	-9	-5	4 609	5 005	-8	-6

Diovan Group (USD 1.3 billion, -15% cc), consisting of Diovan and Diovan HCT, saw worldwide sales decline due to the loss of exclusivity in the EU and Canada. Diovan Group remains a top-selling anti-hypertensive medication worldwide, with 12.8% share of the global hypertension market (Apr. 2012 MAT, IMS PADDS), and sustained performance in key Emerging Growth Markets such as China, as well as select countries in Latin America, Asia Pacific, Middle East and Africa.

Exforge Group (USD 352 million, +20% cc), which includes Exforge and Exforge HCT, showed strong worldwide growth, fueled by continued demand in the US, Asia Pacific and Middle East as well as ongoing Exforge HCT launches in Asia and Latin America. Exforge, a single-pill combination of Diovan and the calcium channel blocker amlodipine, delivered double-digit growth globally and is now available for patients in over 80 countries. Exforge HCT, which consists of Exforge with a diuretic (hydrochlorothiazide) in a single pill, is now available in over 40 countries, with additional launches expected in 2012.

Tekturna/Rasilez (USD 98 million, -35% cc) sales were down in the second quarter following requested label updates in the EU, US and Japan. The label updates followed our decision in December 2011 to halt the ALTITUDE study. Novartis continues to have discussions with health authorities worldwide regarding aliskiren and aliskiren-containing products. Novartis voluntarily ceased to market Valturna, a single pill combination containing aliskiren and the angiotensin receptor blocker (ARB) valsartan, in the US as of April 2012.

Galvus Group (USD 224 million, +47% cc), which includes oral treatments with vildagliptin for type 2 diabetes, continued to show strong growth in key markets, particularly in Europe, as well as Japan, China, Latin America and Asia Pacific. This performance was driven by new indications (as a monotherapy in patients who cannot take metformin) and use of vildagliptin in an expanded patient population (moderate and severe renal impairment). Vildagliptin is now approved in more than 100 countries.

Arcapta Neohaler/Onbrez Breezhaler (USD 33 million, +44% cc) continues to grow strongly as a once-daily long-acting beta2-agonist (LABA) for the maintenance bronchodilator treatment of airflow obstruction in adult patients with chronic obstructive pulmonary disease (COPD). Onbrez Breezhaler (indacaterol) is now approved in more than 85 countries, most recently in China and South Africa. Indacaterol was launched in the US in March 2012 under the name Arcapta Neohaler and in Japan in December 2011 through a co-promotion agreement with Eisai Co. Ltd. under the name Onbrez Inhalation Capsules.

ONCOLOGY
	Q2 2012	Q2 2011	% change		H1 2012	H1 2011	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Gleevec/Glivec	1 194	1 203	-1	4	2 324	2 279	2	5
Tasigna	237	170	39	45	446	323	38	42
Subtotal Bcr-Abl franchise	1 431	1 373	4	9	2 770	2 602	6	10
Sandostatin	370	365	1	6	740	702	5	9
Zometa	336	376	-11	-7	663	749	-11	-9
Exjade	219	232	-6	0	435	411	6	10
Afinitor	175	102	72	80	318	192	66	71
Femara	115	241	-52	-50	222	595	-63	-61
Other	37	39	-5	10	70	75	-7	0
Total	2 683	2 728	-2	3	5 218	5 326	-2	1

Our Bcr-Abl franchise, consisting of Gleevec/Glivec and Tasigna, grew strongly, reaching USD 1.4 billion (+9% cc) in the second quarter.

Gleevec/Glivec (USD 1.2 billion, +4% cc) continued to grow as a targeted therapy for Philadelphia chromosome-positive chronic myeloid leukemia (Ph+ CML), as a treatment for adult patients with metastatic and/or unresectable KIT+ gastrointestinal stromal tumors (GIST), and as an adjuvant treatment for certain adult patients following resection of KIT+ GIST. In the second quarter, Novartis filed marketing authorizations with the EMA and FDA for Gleevec/Glivec in pediatric Philadelphia chromosome–positive acute lymphoblastic leukemia (Ph+ ALL).

Tasigna (USD 237 million, +45% cc) is growing rapidly as a next-generation targeted therapy for certain adult patients with Ph+ CML. It has received regulatory approval in newly diagnosed Ph+ CML in the chronic phase in 70 markets globally, including the US, EU, Japan and Switzerland, with additional submissions pending worldwide. Tasigna is also approved as a second-line treatment for patients with Ph+ CML in chronic and accelerated phases in more than 95 countries. Tasigna market share continues to rise in both the first-line and second-line Ph+ CML settings.

Sandostatin (USD 370 million, +6% cc) continued to benefit from increasing use of Sandostatin LAR in key markets to treat the symptoms of patients with neuroendocrine tumors. Based on data from the Phase IIIb PROMID study, approvals have been granted in more than 30 countries for the delay of disease progression in patients with midgut carcinoid tumors. These data are currently under review for inclusion in the label in more than 20 additional countries. A total of 14 countries have approved a new presentation of Sandostatin LAR, which includes a new diluent, safety needle and vial adapter improving the mixing and administration of Sandostatin LAR, with additional filings underway.

Zometa (USD 336 million, -7% cc) is a leading bisphosphonate treatment used in the oncology setting to reduce or delay skeletal-related events in patients with bone metastases from solid tumors and multiple myeloma. Worldwide sales declined as anticipated in the second quarter due to new competition.

Exjade (USD 219 million, 0% cc), a once-daily oral therapy for transfusional iron overload, approved in more than 100 countries, was flat in the second quarter. Worldwide regulatory filings are underway for use in patients with non-transfusion-dependent thalassemia, a genetic disorder that affects red blood cell production, causing anemia.

Afinitor (USD 175 million, +80% cc), an oral inhibitor of the mTOR pathway used across multiple diseases, is now approved across four indications in the US. In the second quarter, Afinitor was approved by the FDA for patients with renal angiomyolipomas associated with tuberous sclerosis complex (TSC). In the second quarter, the EMA’s CHMP adopted a positive opinion for Afinitor (everolimus) in combination with the aromatase inhibitor exemestane for the treatment of postmenopausal women with HR+, HER2/neu- negative (HER2-) advanced breast cancer. The indication is currently also under review with the FDA. Afinitor is also approved for the treatment of patients with advanced renal cell carcinoma following VEGF-targeted therapy; advanced pancreatic neuroendocrine tumors; and subependymal giant cell astryocytomas associated with TSC (as Votubia in the EU). Everolimus, the active ingredient in Afinitor, is available under the trade names Zortress/Certican for use in other non-oncology indications and is exclusively licensed to Abbott and sublicensed to Boston Scientific for use in drug-eluting stents.

Femara (USD 115 million, -50% cc) is a treatment for early stage and advanced breast cancer in postmenopausal women. Worldwide sales continued to decline in the second quarter due to competition from multiple generic entries in the US, Europe and other key markets.

SPECIALTY CARE

Neuroscience
	Q2 2012	Q2 2011	% change		H1 2012	H1 2011	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Gilenya	283	79	258	268	530	138	284	292
Exelon/Exelon Patch	258	264	-2	4	529	515	3	7
Comtan/Stalevo	137	160	-14	-9	292	306	-5	-2
Extavia	38	44	-14	-4	75	78	-4	3
Other (including Fanapt)	19	8	138	139	35	17	106	108
Total strategic franchise products	735	555	32	39	1 461	1 054	39	43
Established medicines	126	142	-11	-5	247	278	-11	-7
Total	861	697	24	30	1 708	1 332	28	33

Gilenya (USD 283 million, +268% cc), a once-daily oral therapy for relapsing remitting and/or relapsing forms of multiple sclerosis (MS) in adult patients, continued to show rapid growth. EU and US regulatory reviews of Gilenya concluded in the second quarter confirmed a positive benefit-risk profile when used in accordance with the updated labels announced earlier this year. Gilenya is now approved in more than 60 countries, and more than 38,000 patients have been prescribed the commercial product. Approximately 41,000 patients have been treated in clinical trials and in a post-marketing setting, and there are currently approximately 42,000 patient years of exposure. On April 25, 2012, the UK’s National Institute for Health and Clinical Excellence (NICE) confirmed its recommendation of Gilenya as a treatment option for patients with highly active relapsing-remitting MS in England and Wales. Gilenya is licensed from Mitsubishi Tanabe Pharma Corporation.

Exelon/Exelon Patch (USD 258 million, +4% cc) combined sales continued to grow. Exelon Patch, the transdermal form of the medicine, grew 14% cc and generated 85% of total Exelon sales in the second quarter. Exelon Patch is approved for the treatment of mild-to-moderate Alzheimer’s disease dementia in more than 80 countries, including more than 20 countries where it is also approved for Parkinson's disease dementia.

Ophthalmics
	Q2 2012	Q2 2011	% change		H1 2012	H1 2011	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Lucentis	604	541	12	20	1 171	985	19	25
Other	26	25	4	7	48	62	-23	-19
Total	630	566	11	20	1 219	1 047	16	22

Lucentis (USD 604 million, +20% cc), showed continued strong growth as the only anti-VEGF therapy licensed across three ocular indications: wet age-related macular degeneration (wet AMD), visual impairment due to diabetic macular edema (DME), and visual impairment due to macular edema secondary to retinal vein occlusion (RVO). In wet AMD, Lucentis is the standard of care and the only medicine approved in more than 100 countries to significantly improve vision in the majority of patients with this disease. Lucentis is approved for the treatment of visual impairment due to DME in more than 70 countries and macular edema secondary to RVO in more than 60 countries. In the second quarter, two year results of the publicly-funded CATT study, comparing treatments for macular degeneration, confirmed that there is an overall significantly higher risk of serious systemic adverse events with the use of unlicensed intravitreal Avastin® versus Lucentis. Since its launch in 2006, there are more than one million patient-treatment years of exposure for Lucentis. Genentech/Roche holds the rights to Lucentis in the US.

Integrated Hospital Care
	Q2 2012	Q2 2011	% change		H1 2012	H1 2011	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Neoral/Sandimmun	209	227	-8	-4	407	441	-8	-5
Myfortic	134	135	-1	5	267	255	5	8
Zortress/Certican	52	50	4	13	98	92	7	13
Ilaris	20	12	67	68	35	23	52	58
Other	99	93	6	14	197	179	10	14
Total strategic franchise products	514	517	-1	5	1 004	990	1	5
Everolimus stent drug	81	80	1	10	167	163	2	5
Established medicines	294	321	-8	-5	579	619	-6	-5
Total	889	918	-3	2	1 750	1 772	-1	2

Zortress/Certican (USD 52 million, +13% cc) is a transplantation medicine available in more than 85 countries to prevent organ rejection in adult heart and kidney transplant patients. It continues to generate solid growth, including in the US market. Everolimus, the active ingredient in Zortress/Certican, is marketed for other indications under the trade names Afinitor and Votubia. Everolimus is exclusively licensed to Abbott and sublicensed to Boston Scientific for use in drug-eluting stents.

Ilaris (USD 20 million, +68% cc) is approved in over 60 countries for the treatment of adults and children who suffer from cryopyrin-associated periodic syndrome (CAPS), a group of rare auto-inflammatory disorders.

Critical Care
	Q2 2012	Q2 2011	% change		H1 2012	H1 2011	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Xolair	127	125	2	10	239	232	3	9
TOBI	76	70	9	14	152	141	8	11
Total	203	195	4	11	391	373	5	10

Xolair (USD 127 million, +10% cc), approved for severe persistent allergic asthma in Europe and for moderate-to-severe persistent allergic asthma in the US, gained blockbuster status in 2011 when annual global sales reached USD 1 billion (including US sales booked by Genentech/Roche). Xolair is approved in more than 90 countries and continues to grow strongly in Europe, major Latin American markets and Japan. Novartis co-promotes Xolair with Genentech/Roche in the US, and shares a portion of the operating income, but does not book US sales.

TOBI (USD 76 million, +14% cc, including TOBI nebulizer solution) continued to show robust growth, driven by ongoing launches of TOBI Podhaler in selected European, Latin American and Middle Eastern markets. Additional launches are planned for the second half of 2012. TOBI Podhaler, a novel inhaled dry powder formulation of the antibiotic tobramycin, is approved in the EU, Canada and other countries for cystic fibrosis patients aged six years and older. In the US, the New Drug Application (NDA) for TOBI Podhaler will be reviewed by the FDA’s Anti-Infective Drugs Advisory Committee in September.

Alcon
	Q2 2012	Q2 2011	% change		H1 2012	H1 2011	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	2 648	2 625	1	5	5 189	5 041	3	6
Operating income	419	371	13	25	782	895	-13	-7
As % of net sales	15.8	14.1			15.1	17.8
Core operating income	974	947	3	7	1 876	1 787	5	8
As % of net sales	36.8	36.1			36.2	35.4

Second quarter

Net sales
Net sales rose 1% (+5% cc) to USD 2.6 billion in the second quarter. This continued solid performance was led by Surgical sales growth of 3% (+8% cc) and contact lens sales growth of 2% (+6%), underpinned by a robust uptake of new products such as the LenSx femtosecond refractive cataract laser and Dailies Total1 silicone hydrogel daily disposable contact lens. Ophthalmic Pharmaceuticals declined 1% (+4% cc) in the quarter, impacted by a significant drop in ocular allergy incidence in the US.

Emerging Growth Markets had another quarter of strong growth, with net sales expanding 5% (+14% cc) over the previous-year period. In Japan, sales growth of 12% (+10% cc) benefitted from a strong Surgical and Ophthalmic Pharmaceuticals performance. US sales rose 4% (+4% cc), led by the robust performance of the Surgical franchise, dry eye products, and contact lenses, partially offset by weaker Travatan and ocular allergy season sales. European sales declined 8% (+2% cc) due to a slowdown in market growth, particularly in the cataract segment and Vision Care.

Operating income
Operating income of USD 419 million rose 13% (+25% cc), and included amortization of intangible assets (USD 477 million) and integration costs (USD 68 million).

Core operating income of USD 974 million increased by 3% (+7% cc). Alcon delivered operating leverage through productivity gains and the realization of post-integration synergies (USD 73 million), while continuing to invest in Emerging Growth Markets and R&D. Core operating income margin in constant currencies increased by 0.8 percentage points, with a negative currency impact of 0.1 percentage points, resulting in a net increase of 0.7 percentage points to 36.8% of net sales. Gross margin increased 1.0 percentage point to 75.3% of net sales. Marketing & Sales expenses, which represented 23.9% of net sales, improved by 1.3 percentage points (cc) despite increased investments in Emerging Growth Markets. General & Administration expenses remained at 5.0% of net sales in the 2012 period. Investments in R&D represented 9.0% of net sales, up 0.9 percentage points (cc) from the prior-year period. Starting in January 2012, R&D costs include an allocation of the Novartis Institutes for BioMedical Research (NIBR) ophthalmic research expenditures. Excluding the NIBR allocation, core operating income grew 5% (+10% cc).

First half

Net sales
Net sales rose 3% (+6% cc) to USD 5.2 billion, driven by strong Surgical growth of 6% (+9% cc) and solid Ophthalmic Pharmaceuticals growth of 2% (+5% cc), overcoming the impact of a mild US ocular allergy season.

Operating income
Operating income of USD 782 million declined 13% (-7% cc) due to the inclusion of exceptional settlement and divestment income in 2011. Operating income in the first half of 2012 included amortization of intangible assets (USD 954 million) and integration costs (USD 123 million).

Core operating income increased by 5% (+8% cc) to USD 1.9 billion. Core operating income margin in constant currencies increased by 0.6 percentage points, with a positive currency impact of 0.2 percentage points, resulting in a net increase of 0.8 percentage points to 36.2% of net sales. Excluding the NIBR allocation, core operating income grew 7% (+10% cc).

Alcon product review

All comments below focus on second quarter movements.

Surgical
	Q2 2012	Q2 2011	% change		H1 2012	H1 2011	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Cataract products	757	746	1	6	1 470	1 427	3	6
Cataract IOLs	335	336	0	5	654	645	1	5
Vitreoretinal products	140	130	8	11	281	252	12	14
Refractive/Other	60	51	18	24	124	93	33	37
Total	957	927	3	8	1 875	1 772	6	9

In the second quarter, global Surgical sales were USD 957 million (+3%, +8% cc). Emerging Growth Markets and US cataract product sales grew strongly. The intraocular lens (IOL) category benefitted from an increasing shift to advanced technology IOLs, which rose 5% (+9% cc), mostly due to solid sales of the AcrySof IQ Toric and AcrySof IQ ReSTOR+3.0 intraocular lenses. Additionally, new approvals of expanded ranges of Acrysof IQ ReSTOR and AcrySof IQ Toric were achieved in the EU. LenSx femtosecond refractive cataract lasers continued to show solid uptake, with units installed in over 30 countries since rollout began in 2011. Strong growth in the Refractive segment was driven by sales of Wavelight equipment in the US, Europe and Asia. The Vitreoretinal portfolio showed strong growth, led by Constellation equipment sales, particularly in non-US markets.

Ophthalmic Pharmaceuticals
	Q2 2012	Q2 2011	% change		H1 2012	H1 2011	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Glaucoma	335	335	0	6	641	646	-1	3
Allergy/Otic/Nasal	243	261	-7	-6	507	519	-2	-2
Infection/Inflammation	267	260	3	7	517	488	6	9
Dry Eye/Other	216	212	2	8	425	400	6	11
Total	1 061	1 068	-1	4	2 090	2 053	2	5

Global sales of Ophthalmic Pharmaceuticals products totaled USD 1.1 billion (-1%, +4% cc) in the second quarter. US allergy sales of Pataday products were suppressed by a significant drop in seasonal ocular allergy incidence in the second quarter versus previous year. Travatan/DuoTrav sales grew at a mid-teen rate in non-US markets, offset by the impact of generic prostaglandin competition in the US. A New Drug Application (NDA) was filed in US in the second quarter for a novel fixed combination of Brinzolamide/Brimonidine tartrate to treat ocular hypertension. Infection/Inflammation product sales grew 3% (+7% cc), led by strong growth of ophthalmic suspension products Durezol, which gained a new indication for anterior uveitis in the US in the second quarter, and Nevanac. Systane Ultra and Systane Balance were key growth drivers in the Dry Eye segment.

Vision Care
	Q2 2012	Q2 2011	% change		H1 2012	H1 2011	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Contact lenses	446	439	2	6	870	852	2	5
Contact lens care	184	191	-4	-1	354	364	-3	-1
Total	630	630	0	4	1 224	1 216	1	3

Vision Care global product sales were USD 630 million (0%, +4% cc). Contact lens growth was driven by the ongoing strong performance of Air Optix, which continued to lead the marketplace in the multifocal segment and achieved 17% (cc) growth over the previous-year quarter, and strong Dailies growth in the US. The launch of Dailies Total1 in the silicone hydrogel daily disposable contact lens category in select European markets, including France and Italy in the second quarter, was well received, and resulted in significant market share gains. Contact lens solution sales were below the previous year, with double-digit growth of the Aosept/Clear Care hydrogen peroxide solution more than offset by weakness in multi-purpose solution sales.

Sandoz
	Q2 2012	Q2 2011	% change		H1 2012	H1 2011	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	2 147	2 466	-13	-7	4 271	4 839	-12	-7
Operating income	259	283	-8	-5	557	695	-20	-19
As % of net sales	12.1	11.5			13.0	14.4
Core operating income	349	533	-35	-31	731	1 067	-31	-30
As % of net sales	16.3	21.6			17.1	22.1

Second quarter

Net sales
Sandoz net sales declined 13% (-7% cc) to USD 2.1 billion, driven by 7 percentage points of price erosion. Volume was flat as double-digit sales growth in Western Europe, Asia and biosimilars was offset by declining volumes in both the US and Germany versus the prior-year quarter.

US retail generics and biosimilars sales (USD 629 million, -26% cc) declined as a result of increased competition and lower pricing on enoxaparin (generic Lovenox®, USD 156 million), as well as nearly USD 70 million of prior-year sales of gemcitabine and lansoprazole authorized generics. German sales of retail generics and biosimilars (USD 279 million, -8% cc) declined, primarily as a result of the continued penetration of low-priced statutory health insurance tenders. Western Europe (which excludes Germany) retail generics and biosimilars grew strongly (+10% cc), driven by double-digit growth in France, Italy, the United Kingdom and the Nordics. Japan grew 14% (cc) in the quarter. Emerging Growth Markets performed strongly, led by Asia (+24% cc), which was driven by double-digit growth in China and Southeast Asia, and Central and Eastern Europe (+14% cc), with high double-digit growth in Russia, Poland and Turkey.

Sandoz continued to strengthen its number one global position in biosimilars (USD 84 million, +28%, +39% cc), and saw strong momentum across all three of its products – Omnitrope (human growth hormone), Binocrit (epoetin alfa) and Zarzio (filgrastim) – each of which is the leading biosimilar in its respective market segment.

Operating income
Operating income decreased by 8% (-5% cc) to USD 259 million. The operating income margin increased by 0.3 percentage points in constant currencies compared to the second quarter of 2011, with a favorable currency impact of 0.3 percentage points, to 12.1% of net sales. Operating income margin increased by 5.9 percentage points more than core operating income margin, primarily as a result of provisions relating to a legal settlement in the US in the prior-year quarter.

Core operating income declined 35% (-31% cc) to USD 349 million. Core operating income margin in constant currencies decreased by 5.8 percentage points. This declined from the exceptionally high level of 21.6% in the second quarter of 2011 as a result of lower sales and the impact of higher quality and manufacturing costs as well as increased investment into Sandoz’s biosimilars and respiratory pipeline. A favorable currency impact of 0.5 percentage points improved the core operating income margin to 16.3% of net sales. Gross margin decreased by 1.3 percentage points (cc), driven primarily by continued investments in quality assurance and manufacturing. Marketing & Sales expenses as a percent of net sales increased by 1.4 percentage points (cc) due to declining sales in the quarter together with investments into growing businesses in Western Europe. R&D expenses increased by 2.0 percentage points (cc) or USD 35 million as a result of development investments in biosimilars and respiratory products. General & Administration expenses decreased by 0.1 percentage points (cc) due to cost management and productivity improvements. Other Income and Expense, net, had a negative impact of 1.2 percentage points (cc) due to lower other income and higher healthcare contributions to the US government.

First half

Net sales
Net sales decreased in the first six months by 12% (-7% cc) to USD 4.3 billion, driven by declines in the US (-23% cc) and Germany (-8% cc), which were partly offset by double-digit sales growth in Western Europe (+10% cc) and Asia (+21%), as well as growth in Central and Eastern Europe (+3% cc) in declining markets, and continued strong results from biosimilars (+46% cc). Total sales volume was flat as a result of competition on US sales of enoxaparin, lost US authorized generics of gemcitabine and lansoprazole in the prior year, and lower sales in Germany. Price erosion was 7 percentage points in the first half.

Operating income
Operating income in the first six months decreased by 20% (-19% cc) to USD 557 million. The operating margin fell by 1.7 percentage points, partly offset by a positive currency impact of 0.3 percentage points, to 13.0% of net sales as a result of price erosion and investments into quality assurance and manufacturing as well as investments into the development of future biosimilars and respiratory products. The operating income margin decreased by 3.6 percentage points less than the core operating income margin, primarily as a result of provisions for legal cases in the US in the prior-year period.

Core operating income decreased by 31% (-30% cc) to USD 731 million. Core operating income margin in constant currencies decreased by 5.4 percentage points to 16.7% of net sales. This declined from the exceptionally high level of 22.1% in the first half of 2011 as a result of declining prices, lower high-margin sales in the US and Germany, and higher investments in quality assurance, manufacturing and the development of promising biosimilars and respiratory products. A favorable currency impact of 0.4 percentage points improved the core operating income margin to 17.1% of net sales. Gross margin decreased by 1.5 percentage points (cc), driven primarily by continued investments in quality assurance and manufacturing. Marketing & Sales expenses as a percent of net sales increased by 1.7 percentage points (cc) due to declining sales in the first half and investments into growing businesses in Western Europe. R&D expenses increased by 2.0 percentage points (cc) or USD 65 million as a result of development investments in biosimilars and respiratory products. General & Administration expenses increased by 0.1 percentage points (cc) due to declining sales in the first six months. Other Income and Expense, net, had a negative impact of 0.1 percentage points (cc) due to declining sales in the first half.

Vaccines and Diagnostics
	Q2 2012	Q2 2011	% change		H1 2012	H1 2011	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	349	299	17	21	648	670	-3	-1
Operating loss	-96	-214	55	47	-269	-315	15	7
As % of net sales	-27.5	-71.6			-41.5	-47.0
Core operating loss	-90	-89	-1	-15	-208	-113	nm	nm
As % of net sales	-25.8	-29.8			-32.1	-16.9
nm = Not meaningful

Second quarter

Net sales
Net sales were USD 349 million for second quarter (+17%, +21% cc) compared to USD 299 million in the prior-year period. Sales growth was driven by pre-pandemic contracts and Menveo, which grew at a double-digit rate in the US.

Operating loss
Reported operating loss was USD 96 million for the quarter compared to a loss of USD 214 million for the prior-year period. The second quarter of 2011 included an impairment charge of USD 62 million related to a financial asset, while the 2012 quarter included a licensing settlement benefit of USD 56 million. Excluding these items, the operating loss was in line with the prior-year quarter, with the benefit of higher sales offset by continued investment in the manufacturing network and the investment in anticipation of the expected approval of Bexsero.

Core operating loss for the period was USD 90 million compared to a loss of USD 89 million for the same period in 2011.

First half

Net sales
Net sales were USD 648 million (-3%, -1% cc) for first half of 2012 compared to USD 670 million for the year-ago period. The first half of 2011 was impacted by the release of bulk pediatric shipments which had been delayed from the fourth quarter of 2010 due to production issues. Excluding the impact of these shipments, the underlying business showed solid growth, driven by Menveo and the Diagnostics business, partially offset by higher late season northern hemisphere flu sales in the first half of 2011.

Operating loss
Reported operating loss was USD 269 million for first half of 2012 compared to a loss of USD 315 million for the same period in 2011. The first half of 2011 included an impairment charge of USD 81 million related to a financial asset and the 2012 period included a licensing settlement benefit of USD 56 million. Excluding these items, operating loss increased, with flat net sales offset by continued investment in the manufacturing network and the investment in anticipation of the expected approval of Bexsero.

Core operating loss for the period was USD 208 million compared to a loss of USD 113 million for the same period in 2011.

Consumer Health
	Q2 2012	Q2 2011	% change		H1 2012	H1 2011	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	904	1 187	-24	-18	1 836	2 356	-22	-18
Operating income	0	225	nm	-95	12	490	-98	-92
As % of net sales	0	19.0			0.7	20.8
Core operating income	18	239	-92	-88	59	479	-88	-82
As % of net sales	2.0	20.1			3.2	20.3
nm = Not meaningful

Second quarter

Net sales
Net sales declined 24% (-18% cc) to USD 0.9 billion from USD 1.2 billion in the prior-year quarter mainly due to the suspension of production at our US manufacturing facility in Lincoln, Nebraska, which supplies products for both Consumer Health businesses, in December 2011. We made progress in the remediation of quality issues at the Lincoln site, resuming production for the Animal Health product Sentinel and the OTC product Excedrin in the second quarter.

OTC sales in the second quarter declined versus the same period last year, largely due to manufacturing issues. Slow growth in several markets, particularly in Europe, where there was a weak summer season and trade de-stocking in Germany following legislation changes earlier in the year, also negatively impacted sales performance. Despite these relatively weak market conditions, OTC continued to drive growth and market share gains in key global brands such as Voltaren, Nicotinell and Otrivin through sustained investment, improved commercial execution and new launches such as Voltaren 12h,a new stronger formulation for the number one topical analgesic, which is currently being rolled out in several markets. In Russia, OTC’s third largest business, sales continued to grow with strong market share gains.

Animal Health reported a sales decline versus the second quarter of 2011 due to limited sales of companion animal products manufactured at the Lincoln, Nebraska facility, mainly impacting the US and Canada. Excluding the Lincoln brands, Animal Health delivered strong single-digit growth, well ahead of the market. Emerging Growth Markets delivered high single-digit growth, led by India and Russia where sales grew at a strong double-digit rate. In Europe, the business generated single-digit growth and Milbemax continued to be the number one de-wormer for cats and dogs. Denagard, an oral anti-infective for pigs and poultry, continued to drive growth across several markets with particularly strong results in the US. Recent launches of Atopica for atopic dermatitis in cats, and Onsior for managing pain in cats and dogs, continued to gain market share in their respective categories.

Operating income
There was zero operating income for the second quarter versus a prior-year operating income of USD 225 million largely due to the impact of the suspension of production at Lincoln and investment in quality upgrades at the facility. Prior-year income from divestments in OTC also contributed to the decrease.

Core operating income declined 92% (-88% cc) to USD 18 million and core operating income margin declined by 17.2 percentage points in constant currencies. Disruption in supply and one-time costs to upgrade quality at the Lincoln facility generated a gross margin decline of 9.5 percentage points (cc). The decline was partially offset by robust cost savings, the optimization of discounts and promotional offers and a positive product mix. Marketing & Sales expenses as a percent of net sales increased by 4.0 percentage points (cc), R&D expenses increased by 1.7 percentage points (cc), and General & Administration expenses increased by 0.5 percentage points (cc) as strong cost containment initiatives across the organization could not offset the significant sales and margin impact of the production disruption. Other Income and Expense, net, declined by 1.5 percentage points (cc) due to prior-year income from small brand and asset divestments.

First half

Net sales
Consumer Health sales declined 22% (-18% cc) to USD 1.8 billion in the first half of 2012 from USD 2.4 billion in the 2011 period mainly due to the impact of the suspension of production at Lincoln.

OTC’s net sales declined sharply versus the first half of last year primarily due to the impact of the manufacturing suspension. Also contributing to the sales decline was the impact of a weak cough-and-cold season earlier in the year across Europe. Sustained investment in key global brands like Voltaren, Otrivin and Nicotinell, the launch of line extensions, and the improvement of commercial execution continued to drive growth and market share gains in several key markets.

Animal Health reported a sales decline versus the first half of 2011 as a result of limited sales of companion animal products manufactured at the Lincoln facility, which mainly impacted the US and Canada. Excluding the Lincoln brands, Animal Health growth was well ahead of the market. The US continued to show strong momentum with double-digit sales growth excluding the Lincoln brands. Emerging Growth Markets posted double-digit sales growth with particularly good performances in China, India and Russia.

Operating income
Consumer Health reported an operating income of USD 12 million in the first half of 2012 versus prior-year operating income of USD 490 million largely due to the impact of the suspension of production and quality upgrade investments at the Lincoln facility. Prior-year income from OTC divestments also contributed to the decrease. Operating income margin declined by 20.1 percentage points to 0.7% with a negative currency impact of 1.2 percentage points.

Core operating income declined 88% (-82% cc) to USD 59 million and core operating income margin declined by 15.9 percentage points in constant currencies. Gross margin decreased by 9.2 percentage points (cc) in the first half mainly due to disruptions in supply, idle capacity charges at the Lincoln site as well as one-time quality upgrade investments at the facility. Marketing & Sales expenses as a percent of net sales increased by 4.1 percentage points (cc). R&D expenses increased by 1.4 percentage points (cc) and General & Administration expenses increased by 0.8 percentage points (cc), all largely due to lower sales that more than offset the positive impact of cost savings programs. Other Income and Expense, net, declined by 0.4 percentage points (cc) mainly due to prior-year income from small brand and asset divestments.

GROUP BALANCE SHEET AND CASH FLOW

Balance sheet

Assets
Total assets amounted to USD 118.5 billion at June 30, 2012 compared to USD 117.5 billion at December 31, 2011. Total non-current assets of USD 92.4 billion decreased by USD 1.0 billion over the first six months driven by amortization of intangible assets of USD 1.4 billion and a reduction in property, plant and equipment and goodwill of USD 0.2 billion. This was partially offset by additions to intangible assets of USD 0.3 billion and an increase in financial and other non-current assets of USD 0.3 billion.

Current assets of USD 26.1 billion increased by USD 2.0 billion during the first six months driven by an increase in liquidity of USD 1.0 billion and a total additional USD 1.0 billion in inventories, trade receivables and other current assets.

Financial debt
Total short-term and long-term financial debt including derivatives amounted to USD 22.6 billion at June 30, 2012 compared to USD 20.2 billion at December 31, 2011. Long-term debt remained at USD 13.8 billion and consisted of bonds and Euro Medium Term Notes of USD 12.7 billion and other long-term financial debt of USD 1.1 billion. Short-term debt including derivatives increased from USD 6.4 billion at December 31, 2011 to USD 8.9 billion at June 30, 2012 and consisted of commercial paper of USD 5.9 billion and other short-term borrowings of USD 3.0 billion. Commercial paper increased in the first half of 2012 by USD 3.7 billion from USD 2.2. billion at December 31, 2011 and other short-term borrowings decreased by USD 1.2 billion from USD 4.2 billion at December 31, 2011, mainly due to the repayment of a 3.5% Swiss franc bond of CHF 700 million.

Group equity
The Group’s equity fell by USD 1.7 billion to USD 64.2 billion at June 30, 2012 compared to USD 65.9 billion at December 31, 2011. This reduction was driven by the dividend payment of USD 6.0 billion which was only partially offset by the comprehensive income of USD 4.0 billion (mainly consisting of the net income of the period of USD 5.1 billion, offset by pension plan actuarial losses of USD 0.8 billion and negative translation differences of USD 0.3 billion) and other equity movements of USD 0.3 billion related to share-based compensation transactions and the purchase of treasury shares.

Liquidity and debt/equity ratio
The Group’s debt/equity ratio increased to 0.35:1 at June 30, 2012 compared to 0.31:1 at the beginning of the year. This was a result of the lower equity due to the dividend payment and higher net financial debts. The Group’s liquidity increased from USD 5.1 billion at the end of 2011 to USD 6.1 billion at June 30, 2012 and net debt increased in the same period from USD 15.2 billion to USD 16.5 billion.

Cash flow

Cash flow from operating activities decreased 13% in the second quarter of 2012, mainly due to the 4% fall in operating income, higher income tax payments and lower non-cash expenses, and amounted to USD 3.0 billion compared to USD 3.4 billion in the prior-year period.

The cash flow used in investing activities amounted to USD 0.7 billion in the second quarter of 2012, mainly for investments in property, plant and equipment. In the prior year period, there was a net inflow from investing activities as the outflows for the investments in tangible and intangible assets were more than offset by the proceeds from the sale of various assets.

The cash outflow for financing activities amounted to USD 1.7 billion in the second quarter of 2012 compared to USD 6.6 billion in the prior-year period as a result of repayments of financial debt and repurchase of treasury shares in both periods.

Free cash flow of USD 2.3 billion in the second quarter was 30% below the previous year of USD 3.3 billion. Lower divestment proceeds (USD 0.4 billion) and higher payment of tax (USD 0.3 billion) primarily accounted for most of the decline.

The cash flow from operating activities in the first six months of 2012 increased by 3% to USD 5.5 billion from USD 5.4 billion in the prior-year period. The improvement is mainly due to higher payments out of provisions and other liabilities in the prior-year period of USD 0.8 billion compared to USD 0.5 billion in the current period.

The cash flow used in investing activities amounted to USD 1.2 billion in the first six months of 2012 compared to an inflow of USD 0.6 billion in the prior-year period. This amount consists mainly of investments in property, plant and equipment of USD 1.0 billion and in other assets of USD 0.4 billion. The proceeds from the sale of assets amounted to USD 0.2 billion in the first six months of 2012 compared to USD 0.7 billion in the prior-year period.

The cash outflow for financing activities amounted to USD 3.4 billion in the first six months of 2012 compared to USD 7.0 billion in the prior-year period. This change is due to an increased dividend payment of USD 0.7 billion and the absence of the 2011 payment of USD 3.2 billion for acquiring additional interests in Alcon.

Free cash flow of USD 4.4 billion in the first half was 11% lower than the previous year of USD 4.9 billion. Lower operating income (USD 0.7 billion) and lower divestment proceeds (USD 0.5 billion) were partially offset by lower payments of tax and provisions (USD 0.4 billion) and lower working capital (USD 0.3 billion).

Innovation Review

Benefiting from our continued focus on innovation, Novartis has one of the industry’s most competitive pipelines with more than 130 projects in clinical development.

Key developments in the second quarter of 2012 include:

New approvals and positive opinions

•
The EMA’s CHMP adopted a positive opinion for Afinitor (everolimus) in combination with the aromatase inhibitor therapy exemestane for the treatment of postmenopausal women with HR+, HER2/neu- negative (HER2-) advanced breast cancer without symptomatic visceral disease after failure or progression following treatment with a non-steroidal aromatase inhibitor.

•
The FDA approved Afinitor for the treatment of adult patients with renal angiomyolipomas and tuberous sclerosis complex (TSC) who do not require immediate surgery. With this approval, which followed a priority review, Afinitor became the first medical treatment in this patient population.

•
Jakavi (ruxolitinib) received a positive CHMP opinion for the treatment of disease-related splenomegaly or symptoms in adult patients with primary myelofibrosis (also known as chronic idiopathic myelofibrosis), post-polycythemia vera myelofibrosis or post-essential thrombocythemia myelofibrosis. Globally, there are few available treatments for myelofibrosis, a rare, life-threatening blood cancer characterized by bone marrow failure, enlarged spleen and shortened survival.

•
Signifor (pasireotide) was approved by the European Commission for the treatment of adult patients with Cushing’s disease, an endocrine disorder caused by excessive cortisol, for whom surgery is not an option or has failed. Signifor is the first pituitary-targeted medicine for Cushing’s disease to be approved in the EU.

•
Seebri Breezhaler (glycopyrronium) 44 mcg delivered dose (50 mcg glycopyrronium per capsule) was recommended for approval by CHMP as a once-daily inhaled maintenance bronchodilator treatment for patients with chronic obstructive pulmonary disease (COPD). The positive opinion was underpinned by data from three of the Novartis Phase III GLOW trials. If approved, Seebri Breezhaler will offer patients an alternative once-daily therapy in the long-acting muscarinic antagonist (LAMA) class with the potential to reduce breathlessness, increase the capacity to exercise and help improve quality of life.

•	Onbrez Breezhaler (indacaterol maleate) 150 mcg was approved in China and South Africa as a once-daily maintenance bronchodilator treatment for patients with COPD.

•
Alcon received approval to market AcrySof IQ ReSTOR +2.5D Toric Multifocal intraocular lenses (IOLs) with a CE mark in the EU. The 2.5 diopter lens, which builds on Alcon’s existing portfolio of IOLs, provides enhanced distance vision and improved functional near vision while correcting for astigmatism. As a toric multifocal lens, it will be an improved option for cataract patients with astigmatism who also wish to have presbyopia correction.

•
Alcon also received approval for Durezol in the indication of anterior uveitis in the US. Originally, the product was indicated for use as an anti-inflammatory following eye surgery. The new indication allows for the treatment of inflammation in the uvea near the middle of the eye. If left untreated, uveitis can lead to other eye disorders, including cataracts and glaucoma.

•
Dailies Total1, Alcon’s first silicone hydrogel daily disposable contact lens, achieved approval in the US, following its EU launch in late 2011. Dailies Total1 is the industry’s first water-gradient silicone hydrogel contact lens, increasing the water content at the core of the lens from 33% to more than 80% and representing a major advancement in patient comfort. The new lens also has the highest oxygen transmissibility of any daily disposable lens.

Regulatory updates

•	Novartis submitted marketing authorizations for Gleevec/Glivec (imatinib) in pediatric Philadelphia chromosome-positive acute lymphoblastic leukemia (Ph+ ALL) to the FDA and EMA.

•
Following the CHMP’s positive opinion in April on the EU label update for Gilenya (fingolimod), the first oral treatment for multiple sclerosis (MS), the European Commission announced its decision to make the label update effective throughout the EU and formally concluded the Article 20 review of Gilenya that was initiated in January 2012. In May, the FDA issued a Drug Safety Communication (DSC) on the previously announced US label update for Gilenya. In the DSC, the FDA confirmed that the overall benefit-risk profile of Gilenya remained positive for MS patients when used in accordance with the updated label. The updates to the Gilenya label in the US and EU include patient selection parameters to aid in the identification of patients suitable for Gilenya treatment and more specific recommendations for treatment initiation.

•
The Japanese Ministry of Health, Labour and Welfare, following the Novartis decision in December 2011 to halt the ALTITUDE study, requested that an update to the Rasilez product information in Japan include a contraindication against the combined use of aliskiren with an angiotensin converting enzyme (ACE) inhibitor or an angiotensin receptor blocker (ARB) in patients with diabetes, with an exception for those patients whose blood pressure is poorly controlled by any available treatment including an ACE inhibitor or ARB. The update also included a precaution against the combined use of aliskiren with an ACE inhibitor or ARB in patients with renal impairment.

•
Alcon filed a US New Drug Application (NDA) for Brinzolamide-Brimonidine, the first fixed combination product not containing a beta blocker for the treatment of intraocular pressure in patients with glaucoma.

Results from ongoing trials

•
An 18-month analysis from the Phase III BOLERO-2 study presented at the American Society of Clinical Oncology confirmed that Afinitor plus exemestane more than doubled the time postmenopausal women with HR+/HER2- advanced breast cancer lived without tumor growth (progression-free survival, or PFS). The updated results showed that treatment with Afinitor plus exemestane resulted in a median PFS of 7.8 months compared to 3.2 months with hormonal therapy plus placebo (hazard ratio=0.45 [95% confidence interval: 0.36 to 0.54]; p<0.0001) by local investigator assessment and significantly reduced the risk of cancer progression by 55% versus plus placebo.

•
Results from the Phase III study of Signifor (pasireotide) long-acting release (LAR) were presented at the joint International Congress of Endocrinology and European Congress of Endocrinology meeting. The study found that pasireotide LAR was significantly more effective at inducing full biochemical control in patients with acromegaly, chronic hormonal disorder that occurs when excess growth hormone is produced, compared to the current standard of care, Sandostatin LAR (octreotide/IM injection).

•
Novartis presented new data from two trials of ACZ885 (canakinumab) at the European League Against Rheumatism Congress in Germany: a pivotal Phase III study in patients with systemic juvenile idiopathic arthritis (SJIA); and a Phase II study in patients with tumor necrosis factor (TNF) receptor-associated periodic syndrome (TRAPS). SJIA and TRAPS are both rare and serious autoinflammatory diseases that usually start in childhood. In the Phase III study, 62% of SJIA patients treated with ACZ885 were symptom-free at the end of the placebo-controlled period. In addition, 33% of SJIA patients treated with ACZ885 were able to completely discontinue corticosteroids within five months. In the Phase II study, 90% of TRAPS patients treated with ACZ885 experienced clinical remission after only one week of treatment.

•
The first four Phase III studies of QVA149 (indacaterol 110 mcg/glycopyrronium bromide 50 mcg) in the treatment of chronic obstructive pulmonary disease (COPD) met their respective primary endpoints of efficacy, safety, exercise endurance and superiority to Seretide® (a fixed dose combination of fluticasone 500 mcg and salmeterol 50 mcg). The studies – ILLUMINATE, SHINE, BRIGHT, and ENLIGHTEN – are part of the IGNITE clinical trial program intended to form the basis for a filing in COPD in the EU, Japan and other countries. Three more QVA149 Phase III studies (SPARK, BLAZE and ARISE) are expected to reach completion in 2012.

•
A Phase II study conducted by the independent Type 1 Diabetes TrialNet group showed that ACZ885 did not provide an efficacy benefit compared to placebo after 12 months of treatment in newly diagnosed patients with type 1 diabetes. There was no significant difference in the number and severity of adverse events between the ACZ885 and placebo groups.

•
Data from the RESTORE extension study in diabetic macular edema patients presented at the Association for Research in Vision and Ophthalmology (ARVO) annual meeting showed that an average of 3.7 Lucentis (ranibizumab) injections in the second year and 2.7 in the third year of treatment were sufficient to fully maintain the mean visual acuity gained in the core study. At month 36, the mean change in best corrected visual acuity (BCVA) in patients previously treated with Lucentis alone was 8.0 letters from baseline with a mean of 13.9 injections. These results confirmed the utility of an individualized treatment with Lucentis according to a regimen consistent with the EU label.

•
Also presented at ARVO, a retrospective analysis of data on nearly 4,500 patients with wet age related macular degeneration confirmed the well-characterized safety profile of Lucentis. The analysis was conducted as part of the five-year LUMINOUS study, which is expected to recruit more than 30,000 patients from clinics across Asia, Australia, Europe, North and South America, making it one of the largest observational studies in ophthalmology. The study is expected to provide additional long-term evidence on the effectiveness of individualized treatment with Lucentis and reinforce its safety profile in licensed indications and real-world settings.

•
New results from an extension of the Phase III head-to-head TRANSFORMS study reinforcing the long-term efficacy and safety of Gilenya were presented at the European Neurological Society annual meeting. Additional data from 7-year Phase II extension studies showing sustained improvements in patients with relapsing multiple sclerosis who continued treatment with Gilenya were presented at the American Academy of Neurology annual meeting.

•
A Phase II study of the investigational compound LCZ696, a first-in-class angiotensin receptor neprilysin inhibitor (ARNI), showed evidence of superiority over the ARB valsartan in its ability to lower blood pressure with a favorable safety and tolerability profile. LCZ696 is the only ARNI in late stage clinical development.

Q2 2012 selected approvals: US, Europe and Japan
Product	Active ingredient	Indication	Approval date
Afinitor/Votubia	everolimus	Treatment of postmenopausal women with HR+ advanced breast cancer in combination with exemestane after treatment with letrozole or anastrozole	FDA decision expected in H2 2012
		Treatment of adult patients with renal angiomyolipomas and tuberous sclerosis complex who do not require immediate surgery	US-April
Signifor	pasireotide	Treatment of adult patients with Cushing’s disease for whom surgery is not an option or for whom surgery has failed	EU-April

Selected projects awaiting regulatory decisions
Completed submissions
Product	Indication	US	EU	Japan	News update
ACZ885	Gouty arthritis	Q1 2011	Q4 2010
- EMA review ongoing; feedback expected in late 2012
- Novartis is working with the FDA on next steps, following the Agency’s request for additional clinical data to evaluate the benefit-risk profile in gouty arthritis refractory patients

Afinitor/Votubia	Tuberous sclerosis complex angiomyolipoma	Approved	Q1 2012	Q1 2012	- FDA approved in Apr. 2012 - Japan filing achieved in Feb. 2012 - EU filing achieved in Jan. 2012
	HR+ breast cancer	Q4 2011	Q4 2011		- Positive CHMP recommendation granted in Jun. 2012 - FDA, EMA decisions expected in 2012
Exelon Patch15cm2	Alzheimer’s disease	Q4 2011	Q4 2011		- Submission dossiers currently under review by FDA and CHMP
Exjade	Non-transfusion-dependent thalassemia	Q4 2011	Q4 2011		- FDA, EMA decisions expected in 2012
Jakavi	Myelofibrosis		Q2 2011		- Positive CHMP recommendation granted in Apr. 2012
Lucentis	Visual impairment due to diabetic macular edema			Q1 2012	- Japan filing achieved in Mar. 2012
NVA237	Chronic obstructive pulmonary disease		Q3 2011	Q4 2011
- CHMP issued a positive opinion in Jun. 2012; EMA approval decision expected within three months
- GLOW-2 data versus placebo and open-label tiotropium 18 mcg presented at American Thoracic Society International Conference in May 2012
- Japan filing achieved in Q4 2011; dossier under review by Pharmaceuticals and Medical Devices Agency
- Phase III agreed with FDA; filing expected beginning of 2014

QTI571	Pulmonary arterial hypertension	Q1 2012	Q1 2012	Q2 2012	- Japan filing achieved in Apr. 2012
Signifor	Cushing’s disease	Q1 2012	Approved		- EMA approved in Apr. 2012 - FDA decision expected in H2 2012
TOBI Podhaler	Pseudomonas aeruginosa lung infection in cystic fibrosis	Q4 2011	Approved		- FDA Advisory Committee in September
Zortress/ Certican	Prevention of organ rejection – liver transplant	Q4 2011	Q4 2011		- US action date and EU decision on liver indication expected by Q3 and Q4 2012, respectively

Selected Pharmaceuticals pipeline projects
Project/ Compound	Potential indication/ Disease area	First planned submissions	Current Phase	News update
ACZ885	Systemic juvenile idiopathic arthritis	2012	III
- New Phase III data presented at the Annual European Congress of Rheumatology showed that 62% of SJIA patients treated with ACZ885 were symptom-free at the end of the placebo-controlled period; in addition, 33% of SJIA patients treated with ACZ885 were able to completely discontinue corticosteroids within five months

	Secondary prevention of cardiovascular events	≥2016	III
Afinitor/ Votubia	HER2+ breast cancer 1st line	2013	III
	HER2+ breast cancer 2nd/3rd line	2013	III
	Hepatocellular cancer	2013	III
	Gastrointestinal/lung neuroendocrine tumors	2015	III
	Lymphoma	2015	III
AFQ056	Fragile X syndrome	2014	II
	Parkinson’s disease, L-dopa induced dyskinesia	2014	II
AIN457	Psoriasis	2013	III	- All pivotal trials involving more than 3,000 patients fully recruited ahead of schedule
	Arthritides (rheumatoid arthritis, ankylosing spondylitis, psoriatic arthritis)	2014	III
	Multiple sclerosis	≥2016	II
AUY922	Solid tumors	≥2016	II
BAF312	Multiple sclerosis	≥2016	II	- Phase III expected to start in H2 2012
BCT197	Chronic obstructive pulmonary disease	≥2016	II
BEZ235	Solid tumors	≥2016	II
BGS649	Obese hypogonadotropic hypogonadism	≥2016	II
BKM120	Solid tumors	2015	II
BYL719	Solid tumors	≥2016	I
BYM338	Sporadic inclusion body myositis	>2016	II
CAD106	Alzheimer’s disease	≥2016	II

DEB025	Hepatitis C	>2016	III
- FDA provided clarification that the clinical program is on partial hold due to a small number of cases of pancreatitis, which included one patient fatality
- Although treatment with DEB025 is currently stopped in all clinical trials, trials are still ongoing with peginterferon alpha and ribavirin, without the addition of DEB025
- Novartis is working closely with the FDA to determine next steps

Gilenya	Chronic inflammatory demyelinating neuropathy	≥2016	II
Jakavi (INC424)	Polycythemia vera	2014	III
LBH589	Relapsed or relapsed-and-refractory multiple myeloma	2013	III
- Phase II PANORAMA-2 study showed clinical benefit of LBH589 in combination with bortezomib and dexamethasone in patients with relapsed and bortezomib-refractory multiple myeloma, presented at the American Society of Clinical Oncology (ASCO) annual meeting

	Hematological cancers	≥2016	II
LCI699	Cushing’s	≥2016	II
LCQ908	Metabolic diseases	2014	III
LCZ696	Heart failure	2014	III
- A Phase III outcome study (PARADIGM) in heart failure with reduced ejection fraction is ongoing to assess the superiority of LCZ696 to the ACE inhibitor enalapril in delaying the time to first occurrence of either cardiovascular mortality or heart failure hospitalization

	Hypertension	2014	III	- In Q2, LCZ696 entered Phase III for the indication of 1st line treatment of hypertension
LDE225	Advanced basal cell carcinoma	2014	II
	Solid tumors	≥2016	I
- Data presented at ASCO from a Phase I/II study of LDE225 demonstrated efficacy in pediatric patients with recurrent medulloblastoma
- Correlative analysis supports use of the 5-gene hedgehog assay as a pre-selection tool in future trials

LDK378	ALK-positive advanced non-small cell lung cancer	2015	I	- First-in-human Phase I study of LDK378 showed preliminary clinical response in patients - Pivotal studies to start end 2012
LFF571	Clostridium difficile infection	≥2016	II
LGT209	Hypercholesterolemia	≥2016	II
LGX818	Solid tumors	≥2016	I
Lucentis	Pathological myopia	2012	III	- Data and submission expected in H2 2012
	Choroidal neovascularization and macular edema1	≥2016	II

MEK162	Solid tumors	≥2016	II
- Phase II study of MEK162 presented at ASCO showed clinical activity in patients with BRAF and NRAS-mutated advanced melanoma
- MEK162 is the first targeted therapy to show activity in patients with NRAS-mutated melanoma

PKC412	Aggressive systemic mastocytosis	2014	II
	Acute myeloid leukemia	2014	III
QAW039	Asthma	≥2016	II
QGE031	Severe allergic diseases	≥2016	II	- Development being evaluated in a number of severe allergic conditions including food allergy and atopic dermatitis
QMF149	Chronic obstructive pulmonary disease	2015	II	- Currently in Phase II with ex-US filings planned for 2015
	Asthma	2015	II
QVA149	Chronic obstructive pulmonary disease	2012	III	- Submission on track for H2 2012 in EU and other countries including Japan - Phase III agreed with FDA; filing expected end of 2014
RLX030	Acute heart failure	2013	III	- Data expected for late 2012
Signifor (SOM230)	Acromegaly	2012	III	- Full results of Phase III head-to-head study comparing SOM230 LAR (pasireotide) to Sandostatin LAR (octreotide) were presented at European Congress of Endocrinology in May 2012
Tasigna	cKIT melanoma	2014	II
TKI258	Renal cell carcinoma	2013	III
	Solid tumors	≥2016	II
Xolair	Chronic idiopathic urticaria	2013	III	- Phase III recruitment on track
1 Choroidal neovascularization and macular edema secondary to conditions other than age related macular degeneration, diabetic macular edema, retinal vein occlusion and pathologic myopia.

Selected Alcon pipeline projects

Project/ Compound	Potential indication/ Disease area	Planned submissions	Current Phase	News update
SURGICAL
AcrySof IQ ReSTOR IOL (new design)	Cataract	EU 2012 US 2013 JP 2013	Approved Advanced Advanced	- CE marked in Feb. 2012 - Launch rollout began in Apr. 2012 with full EU launch planned for Sep. 2012
AcrySof IQ ReSTOR Toric IOL (new design)	Cataract	EU 2012 US 2013 JP 2015	Approved Advanced Advanced
AcrySof IQ ReSTOR Toric IOL	Cataract	US 2014 JP 2014	Advanced Advanced
AcrySof IQ ReSTOR Toric IOL diopter range expansion	Cataract	US 2013 JP 2014	Advanced Advanced
AcrySof IQ Toric IOL low diopter range expansion	Cataract	US 2013 JP 2013	Advanced Advanced
AcrySof Cachet angle-supported phakic lens	Refractive	US 2013 JP 2013	Advanced Advanced
Infiniti system upgrade	Cataract	US filed JP 2012	Approved Advanced

Next generation Phaco system	Cataract	US 2012 EU 2013 JP 2013	Filed Advanced Advanced
Allegretto EX-500 laser, new indication	Refractive	US 2014	Advanced
OPHTHALMIC PHARMACEUTICALS
Azarga solution	Glaucoma	JP 2012	Phase III
Brinzolamide/Brimonidine fixed combination	Glaucoma	US 2012 EU 2013	Filed Phase III	- Timolol-free fixed combination
Travatan, new formulation	Glaucoma	US 2012 EU 2012 JP 2013	Phase III Phase III Phase III
Jetrea	Retina	EU 2011	Filed	- New in-licensed technology
Nevanac, new formulation	Anti-inflammatory	US 2011 EU 2012	Filed Filed	- FDA has accepted filing
Nevanac, new indication	Anti-inflammatory	EU 2011	Approved	- Post-surgical macular edema indication approved late Dec. 2011
Durezol emulsion, new indication	Anti-inflammatory	US 2011	Approved	- FDA approved new indication in Q2 2012
AL-2354A	Dry eye	US 2012	Phase III
Patanol, new formulation	Ocular allergy	US >2014 EU >2014	Phase III
Cilodex	Otic infections	EU 2011	Approved	- Completed de-centralized procedure; ratification at local level occurring over next few months
AL-60371	Otic infections	US 2013	Phase III	- Infections associated with swimmer’s ear approved in Q2 2012
VISION CARE
Dailies Total1 lens	Contact lens	US 2011 JP 2012	Approved Filed	- Approved in the US in Q2 2012
New color lens design	Contact lens	EU 2011 JP 2011	Approved Approved	- Dailies Limbal Ring
New toric lens design	Contact lens	US 2012 EU 2012 JP 2012	Advanced Advanced Advanced	- Dailies Aqua Comfort Plus Toric
New multi-focal design	Contact lens	US 2014 EU 2014 JP 2014	Advanced Advanced Advanced	- Dailies Aqua Comfort Plus Multifocal
New color lens design	Contact lens	US 2013 EU 2013	Advanced Advanced	- Silicone Hydrogel Colors
New lens solution	Lens solution	US 2013 EU 2013	Advanced Advanced

Selected Vaccines and Diagnostics pipeline projects
Project/ Compound	Potential indication/ Disease area	Planned submissions	Current Phase	News update
Menveo	Prevention of meningococcal disease (serogroups A, C, Y and W-135) in infants, toddlers and young children	Complete	Registration	- US resubmission planned in H2 2012 following FDA Complete Response Letter - EU approval received for children 2-10 years of age
Optaflu	Seasonal influenza (cell culture subunit vaccine)	Complete	Registration (US)	- US submission completed in Q4 2011 for 18+ years of age
Fluad	Seasonal influenza (subunit vaccine with MF59 adjuvant)	2012	III	- US Phase III study for older adults (65 years and older) complete - Phase III study in children underway

Agriflu pediatric	Seasonal influenza (subunit vaccine) pediatric indication	2012	III	- US filing for pediatric age extension planned in 2012
Bexsero (EU)	Multi-component vaccine for prevention of meningococcal disease (serogroup B)	Complete	Registration	- EU filing achieved in 2010; currently under EMA review
Bexsero (US) or MenABCWY (US)	Prevention of meningococcal disease (serogroup B or combined serogroups A, B, C, Y and W-135)	≥2013	II	- Phase III strategy under evaluation; start planned in 2013
Group B streptococcus	Prevention of group B streptococcus	≥2013	II
Staph. aureus	Prevention of Staphylococcus aureus	≥2013	I
TdaP	Prevention of Tetanus, Diphtheria, Pertussis	≥2013	I

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statements  (unaudited)

Second quarter

	Q2 2012 USD m	Q2 2011 USD m	Change USD m

Net sales	14 303	14 915	-612

Other revenues	238	208	30

Cost of Goods Sold	-4 610	-4 619	9

Gross profit	9 931	10 504	-573

Marketing & Sales	-3 613	-3 904	291

Research & Development	-2 285	-2 397	112

General & Administration	-737	-738	1

Other income	265	502	-237

Other expense	-373	-645	272

Operating income	3 188	3 322	-134

Income from associated companies	176	130	46

Interest expense	-183	-190	7

Other financial income and expense	34	-16	50

Income before taxes	3 215	3 246	-31

Taxes	-482	-520	38

Net income	2 733	2 726	7

Attributable to:
Shareholders of Novartis AG	2 706	2 704	2

Non-controlling interests	27	22	5

Average number of shares outstanding – Basic (million)	2 420.7	2 399.0	21.7

Basic earnings per share (USD)[1]	1.12	1.13	-0.01

Average number of shares outstanding – Diluted (million)	2 441.2	2 426.0	15.2

Diluted earnings per share (USD)[1]	1.11	1.11	0.00

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG

Consolidated income statements  (unaudited)

First half

	H1 2012 USD m	H1 2011 USD m	Change USD m

Net sales	28 038	28 942	-904

Other revenues	416	403	13

Cost of Goods Sold	-9 094	-9 077	-17

Gross profit	19 360	20 268	-908

Marketing & Sales	-7 108	-7 428	320

Research & Development	-4 520	-4 585	65

General & Administration	-1 456	-1 432	-24

Other income	616	1 051	-435

Other expense	-889	-1 144	255

Operating income	6 003	6 730	-727

Income from associated companies	304	247	57

Interest expense	-347	-379	32

Other financial income and expense	-7	6	-13

Income before taxes	5 953	6 604	-651

Taxes	-893	-1 057	164

Net income	5 060	5 547	-487

Attributable to:
Shareholders of Novartis AG	5 011	5 474	-463

Non-controlling interests	49	73	-24

Average number of shares outstanding – Basic (million)	2 417.0	2 353.0	64.0

Basic earnings per share (USD)[1]	2.07	2.33	-0.26

Average number of shares outstanding – Diluted (million)	2 438.6	2 378.7	59.9

Diluted earnings per share (USD)[1]	2.05	2.30	-0.25

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG

Consolidated statements of comprehensive income  (unaudited)

Second quarter

	Q2 2012 USD m	Q2 2011 USD m	Change USD m

Net income	2 733	2 726	7

Fair value adjustments on financial instruments, net of taxes	-2	39	-41

Net actuarial losses from defined benefit plans, net of taxes	-369	-344	-25

Novartis share of other items recorded in comprehensive income recognized by associated companies, net of taxes	-7	3	-10

Translation effects	-1 171	1 410	-2 581

Comprehensive income	1 184	3 834	-2 650

Attributable to:
Shareholders of Novartis AG	1 161	3 848	-2 687

Non-controlling interests	23	-14	37

First half

	H1 2012 USD m	H1 2011 USD m	Change USD m

Net income	5 060	5 547	-487

Fair value adjustments on financial instruments, net of taxes	33	39	-6

Net actuarial losses from defined benefit plans, net of taxes	-762	-345	-417

Novartis share of other items recorded in comprehensive income recognized by associated companies, net of taxes	-69	11	-80

Translation effects	-261	2 324	-2 585

Comprehensive income	4 001	7 576	-3 575

Attributable to:
Shareholders of Novartis AG	3 954	7 522	-3 568

Non-controlling interests	47	54	-7

Condensed consolidated balance sheets

	June 30, 2012 (unaudited) USD m	Dec 31, 2011 (audited) USD m	Change USD m

Assets
Non-current assets
Property, plant & equipment	15 584	15 627	-43

Goodwill	29 831	29 943	-112

Intangible assets other than goodwill	30 735	31 969	-1 234

Financial and other non-current assets	16 220	15 873	347

Total non-current assets	92 370	93 412	-1 042

Current assets
Inventories	6 420	5 930	490

Trade receivables	10 487	10 323	164

Other current assets	3 109	2 756	353

Cash, short-term deposits and marketable securities	6 106	5 075	1 031

Total current assets	26 122	24 084	2 038

Total assets	118 492	117 496	996

Equity and liabilities
Equity attributable to Novartis AG shareholders	64 130	65 844	-1 714

Non-controlling interests	111	96	15

Total equity	64 241	65 940	-1 699

Non-current liabilities
Financial debts	13 754	13 855	-101

Other non-current liabilities	15 577	14 553	1 024

Total non-current liabilities	29 331	28 408	923

Current liabilities
Trade payables	4 585	4 989	-404

Financial debts and derivatives	8 878	6 374	2 504

Other current liabilities	11 457	11 785	-328

Total current liabilities	24 920	23 148	1 772

Total liabilities	54 251	51 556	2 695

Total equity and liabilities	118 492	117 496	996

Condensed consolidated changes in equity  (unaudited)

Second quarter

	Q2 2012 USD m	Q2 2011 USD m	Change USD m

Consolidated equity at April 1	63 201	65 340	-2 139

Comprehensive income	1 184	3 834	-2 650

Purchase of treasury shares, net	-265	-1 709	1 444

Fair value of Novartis shares used to acquire outstanding non-controlling interests in Alcon, Inc.		9 163	-9 163

Excess of the consideration exchanged for acquiring Alcon non-controlling interests compared to their recorded values		-4 539	4 539

Equity-based compensation	132	244	-112

Dividends	-3	-16	13

Change in non-controlling interests	-8	-5 224	5 216

Consolidated equity at June 30	64 241	67 093	-2 852

First half

	H1 2012 USD m	H1 2011 USD m	Change USD m

Consolidated equity at January 1	65 940	69 769	-3 829

Comprehensive income	4 001	7 576	-3 575

Purchase of treasury shares, net	-53	-2 291	2 238

Fair value of Novartis shares used to acquire outstanding non-controlling interests in Alcon, Inc.		9 163	-9 163

Excess of the consideration exchanged for acquiring Alcon non-controlling interests compared to their recorded values		-5 634	5 634

Equity-based compensation	415	415	0

Dividends	-6 030	-5 368	-662

Change in non-controlling interests	-32	-6 537	6 505

Consolidated equity at June 30	64 241	67 093	-2 852

Condensed consolidated cash flow statements  (unaudited)

Second quarter

	Q2 2012 USD m	Q2 2011 USD m	Change USD m

Net income	2 733	2 726	7

Reversal of non-cash items
Taxes	482	520	-38

Depreciation, amortization and impairments	1 194	1 383	-189

Change in provisions and other non-current liabilities	41	505	-464

Net financial income	149	207	-58

Other	-20	-329	309

Net income adjusted for non-cash items	4 579	5 012	-433

Interest and other financial receipts	110	21	89

Interest and other financial payments	-232	-426	194

Taxes paid	-972	-674	-298

Cash flows before working capital changes	3 485	3 933	-448

Payments out of provisions and other net cash movements in non-current liabilities	-324	-212	-112

Change in net current assets and other operating cash flow items	-176	-275	99

Cash flows from operating activities	2 985	3 446	-461

Purchase of property, plant & equipment	-604	-453	-151

Purchase of intangible, financial and other non-current assets	-110	-171	61

Proceeds from sales of property, plant & equipment, intangible, financial and other non-current assets	40	475	-435

Acquisitions and divestments of businesses	-43	20	-63

Change in marketable securities and investment in associated companies	-6	239	-245

Cash flows used in / from investing activities	-723	110	-833

Change in current and non-current financial debts	-1 479	-4 046	2 567

Dividends paid to shareholders of Novartis AG	-20	-16	-4

Treasury share transactions	-266	-1 742	1 476

Acquisition of non-controlling interests	-6	-741	735

Other financing cash flows	99	-12	111

Cash flows used in financing activities	-1 672	-6 557	4 885

Translation effect on cash and cash equivalents	-33	58	-91

Change in cash and cash equivalents	557	-2 943	3 500

Cash and cash equivalents at April 1	4 041	7 174	-3 133

Cash and cash equivalents at June 30	4 598	4 231	367

Condensed consolidated cash flow statements  (unaudited)

First half

	H1 2012 USD m	H1 2011 USD m	Change USD m

Net income	5 060	5 547	-487

Reversal of non-cash items
Taxes	893	1 057	-164

Depreciation, amortization and impairments	2 338	2 588	-250

Change in provisions and other non-current liabilities	403	627	-224

Net financial income	354	374	-20

Other	-54	-406	352

Net income adjusted for non-cash items	8 994	9 787	-793

Interest and other financial receipts	557	416	141

Interest and other financial payments	-372	-628	256

Taxes paid	-1 319	-1 444	125

Cash flows before working capital changes	7 860	8 131	-271

Payments out of provisions and other net cash movements in non-current liabilities	-538	-810	272

Change in net current assets and other operating cash flow items	-1 821	-1 968	147

Cash flows from operating activities	5 501	5 353	148

Purchase of property, plant & equipment	-1 016	-872	-144

Purchase of intangible, financial and other non-current assets	-322	-258	-64

Proceeds from sales of property, plant & equipment, intangible, financial and other non-current assets	204	696	-492

Acquisitions and divestments of businesses	-43	-569	526

Change in marketable securities and investment in associated companies	9	1 604	-1 595

Cash flows used in / from investing activities	-1 168	601	-1 769

Change in current and non-current financial debts	2 704	3 672	-968

Dividends paid to shareholders of Novartis AG	-6 030	-5 368	-662

Treasury share transactions	-55	-2 134	2 079

Acquisition of non-controlling interests	-6	-3 178	3 172

Other financing cash flows	-27	-36	9

Cash flows used in financing activities	-3 414	-7 044	3 630

Translation effect on cash and cash equivalents	-30	2	-32

Change in cash and cash equivalents	889	-1 088	1 977

Cash and cash equivalents at January 1	3 709	5 319	-1 610

Cash and cash equivalents at June 30	4 598	4 231	367

Notes to the Condensed Interim Consolidated Financial Statements for the three- and six-month periods ended June 30, 2012

1. Basis of preparation

These Condensed Interim Consolidated Financial Statements for the three- and six-month periods ended June 30, 2012, were prepared in accordance with International Accounting Standard 34 Interim Financial Reporting and accounting policies set out in the 2011 Annual Report published on January 25, 2012.

2. Selected critical accounting policies

The Group’s principal accounting policies are set out in note 1 to the Consolidated Financial Statements in the 2011 Annual Report and conform with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. The presentation of financial statements requires management to make subjective and complex judgments that affect the reported amounts. Because of the inherent uncertainties, actual outcomes and results may differ from management’s assumptions and estimates. In particular, as discussed in note 11 of the 2011 Annual Report, investments in intangible assets (including goodwill and acquired In-Process Research & Development projects) are reviewed for impairment at least annually, or whenever an event or decision occurs that raises concern about their balance sheet carrying value. The amount of goodwill and other intangible assets on the Group’s consolidated balance sheet has risen significantly in recent years, primarily from recent acquisitions. Impairment testing under IFRS may lead to potentially significant impairment charges in the future that could have a materially adverse impact on the Group’s financial results.

The determination of the contingent consideration in respect of acquisitions also requires management to make assumptions on the probability and amount of potential payments due to previous owners. If actual payments are different to the estimated amounts recorded for contingent consideration there could be a significant impact, either positive or negative, on the Group’s financial results.

3. Significant transactions

No significant acquisition or divestment transactions occurred during the six-month period up to June 30, 2012. Note 3 to the 2011 Annual Report describes in detail the significant acquisition or divestment transactions that occurred during 2011.

On May 2, 2012 the Sandoz Division signed a definitive agreement to acquire specialty dermatology generics company Fougera Pharmaceuticals based in Melville, New York, for USD 1.5 billion in an all-cash transaction. Fougera is a specialty dermatology business with 2011 net sales of USD 429 million, and employs approximately 700 people. The transaction is expected to be completed in the third quarter of 2012.

4. Principal currency translation rates

Second quarter

	Average rates Q2 2012 USD	Average rates Q2 2011 USD	Period-end rates June 30, 2012 USD	Period-end rates June 30, 2011 USD

1 CHF	1.068	1.149	1.047	1.201

1 EUR	1.283	1.439	1.258	1.450

1 GBP	1.583	1.630	1.564	1.608

100 JPY	1.249	1.225	1.257	1.244

First half

	Average rates H1 2012 USD	Average rates H1 2011 USD	Period-end rates June 30, 2012 USD	Period-end rates June 30, 2011 USD

1 CHF	1.077	1.105	1.047	1.201

1 EUR	1.297	1.403	1.258	1.450

1 GBP	1.577	1.616	1.564	1.608

100 JPY	1.256	1.220	1.257	1.244

5. Consolidated income statements – Segmentation – Second quarter  (unaudited)

	Pharmaceuticals		Alcon		Sandoz		Vaccines and Diagnostics		Consumer Health		Corporate (incl. eliminations)		Total Group

	Q2 2012 USD m	Q2 2011 USD m	Q2 2012 USD m	Q2 2011 USD m	Q2 2012 USD m	Q2 2011 USD m	Q2 2012 USD m	Q2 2011 USD m	Q2 2012 USD m	Q2 2011 USD m	Q2 2012 USD m	Q2 2011 USD m	Q2 2012 USD m	Q2 2011 USD m

Net sales to third parties	8 255	8 338	2 648	2 625	2 147	2 466	349	299	904	1 187			14 303	14 915

Sales to other segments	77	66	13	3	70	85	8	18	5	4	-173	-176

Net sales of segments	8 332	8 404	2 661	2 628	2 217	2 551	357	317	909	1 191	-173	-176	14 303	14 915

Other revenues	116	111	9	14		2	111	80	1	5	1	-4	238	208

Cost of Goods Sold	-1 689	-1 529	-1 148	-1 173	-1 259	-1 407	-310	-282	-408	-413	204	185	-4 610	-4 619

Gross profit	6 759	6 986	1 522	1 469	958	1 146	158	115	502	783	32	5	9 931	10 504

Marketing & Sales	-2 149	-2 309	-633	-661	-382	-416	-86	-96	-362	-426	-1	4	-3 613	-3 904

Research & Development	-1 650	-1 800	-248	-214	-196	-179	-118	-129	-73	-75			-2 285	-2 397

General & Administration	-264	-249	-138	-135	-80	-93	-37	-36	-65	-76	-153	-149	-737	-738

Other income	180	376	3	14	9	19	2	7		29	71	57	265	502

Other expense	-135	-213	-87	-102	-50	-194	-15	-75	-2	-10	-84	-51	-373	-645

Operating income	2 741	2 791	419	371	259	283	-96	-214	0	225	-135	-134	3 188	3 322

as % of net sales	33.2%	33.5%	15.8%	14.1%	12.1%	11.5%	-27.5%	-71.6%	0.0%	19.0%			22.3%	22.3%

Income from associated companies		-1	16		2	3	3	3			155	125	176	130

Interest expense													-183	-190

Other financial income and expense													34	-16

Income before taxes													3 215	3 246

Taxes													-482	-520

Net income													2 733	2 726

Consolidated income statements – Segmentation – First half  (unaudited)

	Pharmaceuticals		Alcon		Sandoz		Vaccines and Diagnostics		Consumer Health		Corporate (incl. eliminations)		Total Group

	H1 2012 USD m	H1 2011 USD m	H1 2012 USD m	H1 2011 USD m	H1 2012 USD m	H1 2011 USD m	H1 2012 USD m	H1 2011 USD m	H1 2012 USD m	H1 2011 USD m	H1 2012 USD m	H1 2011 USD m	H1 2012 USD m	H1 2011 USD m

Net sales to third parties	16 094	16 036	5 189	5 041	4 271	4 839	648	670	1 836	2 356			28 038	28 942

Sales to other segments	149	126	28	6	141	150	19	35	10	9	-347	-326

Net sales of segments	16 243	16 162	5 217	5 047	4 412	4 989	667	705	1 846	2 365	-347	-326	28 038	28 942

Other revenues	227	223	20	21	1	5	170	154	2	6	-4	-6	416	403

Cost of Goods Sold	-3 260	-2 959	-2 294	-2 321	-2 497	-2 736	-602	-581	-833	-826	392	346	-9 094	-9 077

Gross profit	13 210	13 426	2 943	2 747	1 916	2 258	235	278	1 015	1 545	41	14	19 360	20 268

Marketing & Sales	-4 210	-4 359	-1 247	-1 271	-761	-799	-168	-173	-726	-832	4	6	-7 108	-7 428

Research & Development	-3 261	-3 422	-496	-424	-384	-344	-239	-250	-140	-145			-4 520	-4 585

General & Administration	-528	-495	-268	-261	-166	-182	-72	-71	-132	-146	-290	-277	-1 456	-1 432

Other income	344	527	6	266	31	41	3	11	12	83	220	123	616	1 051

Other expense	-412	-425	-156	-162	-79	-279	-28	-110	-17	-15	-197	-153	-889	-1 144

Operating income	5 143	5 252	782	895	557	695	-269	-315	12	490	-222	-287	6 003	6 730

as % of net sales	32.0%	32.8%	15.1%	17.8%	13.0%	14.4%	-41.5%	-47.0%	0.7%	20.8%			21.4%	23.3%

Income from associated companies	-1	-1	16		3	4	3	3			283	241	304	247

Interest expense													-347	-379

Other financial income and expense													-7	6

Income before taxes													5 953	6 604

Taxes													-893	-1 057

Net income													5 060	5 547

6. Legal proceedings update

A number of Novartis subsidiaries are, and will likely continue to be, subject to various legal proceedings, including governmental investigations, that arise from time to time. As a result, the Group may become subject to substantial liabilities that may not be covered by insurance. Litigation is inherently unpredictable. As a result, Novartis may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow. See note 20 in the Group’s Consolidated Financial Statements in the 2011 Annual Report for a summary of major legal proceedings. The following is a non-exhaustive update, also relating to cases reported in the 2011 Annual Report and in the press release for the first quarter of 2012, and includes information as of July 18, 2012:

WDKY investigation
 In the first quarter of 2012, Novartis Pharmaceuticals Corporation (NPC) received a subpoena from the United States Attorney’s Office (USAO) for the Western District of Kentucky (WDKY) requesting the production of documents relating to marketing practices, including remuneration of healthcare providers, in connection with certain NPC products (including Tekturna and its combination products).NPC is cooperating with the investigation, which is civil and criminal in nature.

SDNY specialty pharmacy investigation
 In the first quarter of 2012, NPC received a civil investigative demand from the USAO for the Southern District of New York (SDNY) requesting information regarding its interactions with specialty pharmacies concerning certain NPC products (including Gleevec and Gilenya). NPC is cooperating with the investigation, which is civil in nature.

Zometa/Aredia product liability litigation
 NPC together with other Novartis subsidiaries are defendants in more than 700 cases brought in US courts, in which plaintiffs claim to have experienced osteonecrosis of the jaw after treatment with Zometa or Aredia, which are used to treat patients whose cancer has spread to the bones.

The majority of the US cases are consolidated in two venues – a federal multidistrict litigation proceeding and a separate state court proceeding in New Jersey. The first trial out of the state court consolidated proceedings held in New Jersey in September and October 2010 resulted in a defense verdict in favor of NPC. On June 13, 2012, the New Jersey Court of Appeals affirmed the judgment in favor of NPC. Plaintiffs have petitioned the New Jersey Supreme Court for further review, which is discretionary.

A prior state court case unrelated to the consolidated proceedings held in October 2009 resulted in a plaintiff’s verdict, which the Montana Supreme Court affirmed on appeal.

The first federal trial took place in November 2010 in the US District Court for the Middle District of North Carolina and resulted in a plaintiffs’ verdict. NPC filed an appeal against this verdict which remains pending. The second federal trial took place in May 2011 in the US District Court for the Eastern District of New York and resulted in a defense verdict in favor of NPC. This verdict is also currently on appeal.

The next federal trial began in the US District Court for the Western District of Kentucky on January 9, 2012. On January 31, 2012, the jury returned a verdict in favor of NPC, which was not appealed by plaintiff and which is therefore final. The second federal trial of 2012 began in the US District Court for the Eastern District of Missouri on January 23, 2012. On February 1, 2012, the jury returned a verdict in favor of NPC. On March 5, 2012, plaintiff filed a notice of appeal. On April 11, 2012, the US Court of Appeals for the Eighth Circuit dismissed the appeal; judgment has been entered for NPC. The third federal trial of 2012 began in the US District Court for the Western District of Missouri on March 20, 2012. On April 6, 2012, it resulted in a plaintiff’s verdict for compensatory damages of USD 0.2 million. No punitive damages were awarded. NPC filed a motion for judgment as a matter of law on May 7, 2012, which remains pending.

Further state and federal trials are scheduled for the remaining part of 2012.

Average Wholesale Price litigation
Claims have been brought against various pharmaceutical companies, including certain Sandoz entities and NPC, alleging that they fraudulently overstated the Average Wholesale Price (AWP) which is or has been used by state Medicaid agencies to calculate reimbursements to healthcare providers.

In the fourth quarter of 2011, Sandoz Inc. (Sandoz) reached an agreement in principle to settle the state portion of the New York City and New York Counties federal and state court cases for USD 22 million and the state portion of the Iowa case for USD 3 million. The settlement amount of USD 25 million for the Iowa and the New York settlements together was fully provisioned for in the fourth quarter of 2011. The settlement agreements have been executed by all parties and payments of the Iowa and the New York settlements were made in the first half of 2012. All related cases have been dismissed.

A bench trial against Sandoz in Mississippi Chancery Court ended on April 15, 2011. On September 2, 2011, the court rendered an opinion in favor of Sandoz on the false claims, conspiracy, and anti-kickback provisions but against Sandoz on the other causes of action and awarded plaintiff a total of USD 38.2 million (USD 23.7 million in compensatory damages, USD 2.7 million in civil penalties and USD 11.8 million in punitive damages). On October 4, 2011, the court granted Sandoz’ motion to amend the opinion and withdrew the punitive damages award. On March 30, 2012, an evidentiary hearing took place in order to determine whether punitive damages are appropriate and, if so, in what amount punitive damages should be awarded. On June 19, 2012, the court limited the punitive damages award to USD 3.75 million.

On July 13, 2012, the Alabama Supreme Court rendered judgment in Sandoz’ favor and overturned the February 2009 Montgomery County, Alabama Circuit Court jury verdict against Sandoz in the amount of USD 78 million (compensatory damages of USD 28 million and punitive damages of USD 50 million).

Lucentis patent litigation
 Novartis Group companies have been sued by and have sued MedImmune in several European countries, including the United Kingdom, Germany, Switzerland, France and the Netherlands. MedImmune alleges that the sale of Lucentis in these countries infringes its patents and its rights under its Supplementary Protection Certificates (SPC).

In the UK, a trial took place in May 2011. On July 5, 2011, the UK court issued its decision and held that Novartis did not infringe MedImmune’s patents and that MedImmune’s patents were invalid. MedImmune has filed an appeal against this decision. A separate trial to hear Novartis’ challenge against the validity of MedImmune’s UK SPC took place on February 3, 2012, and the UK court found the SPC to be invalid. MedImmune appealed this decision. On July 11, 2012, the UK Court of Appeal held that MedImmune’s patent was invalid (and thereby also the SPC extension), upholding the first instance decision. In Germany, the infringement trial took place on October 18, 2011. On November 10, 2011, the German court found that the import and sale of Lucentis infringes one of the two MedImmune patents in dispute and the related SPC right in Germany. This decision is being appealed. The German invalidity trial on the other MedImmune patent took place on January 24, 2012, and the Federal Patent Court found this patent to be invalid. The trial on the validity of MedImmune’s German SPC took place on May 2, 2012, and the Federal Patent Court found the SPC to be invalid. On June 26, 2012, the European Patent Office also held that the MedImmune patent, which forms the basis for the SPCs, is invalid.

Wage and hour litigation
 As previously reported, certain pharmaceutical sales representatives filed suit in a state court in California and in the US District Court for the Southern District of New York against NPC alleging that NPC violated wage and hour laws by misclassifying the pharmaceutical sales representatives as “exempt” employees, and by failing to pay overtime compensation. These actions are part of a number of lawsuits against pharmaceutical companies that challenge the industry’s long-term practice of treating pharmaceutical sales representatives as salaried employees. NPC has agreed with the plaintiffs to end the ongoing proceedings and to provide a payment of up to USD 99 million for eligible class members; the full amount of USD 99 million has been provisioned for in the third quarter of 2011 and in the first quarter of 2012. This settlement resolves the wage and hour claims brought in 2006, as well as additional wage and hour claims covering a more recent time period. On May 31, 2012, the judge granted final approval of the settlement and dismissed the case with prejudice.

SUPPLEMENTARY INFORMATION

Non-IFRS disclosures

Core results

The Group’s core results – including core operating income, core net income and core earnings per share – exclude the amortization of intangible assets, impairment charges, expenses relating to the integration of acquisitions as well as other items that are, or are expected to accumulate within the year to be, over a USD 25 million threshold that management deems exceptional.

Novartis believes that investor understanding of the Group’s performance is enhanced by disclosing core measures of performance because, since they exclude these exceptional items which can vary significantly from year to year, the core measures enable better comparison across years. For this same reason, Novartis uses these core measures in addition to IFRS and other measures as important factors in assessing the Group’s performance.

The following are examples of how these core measures are utilized:

• In addition to monthly reports containing financial information prepared under International Financial Reporting Standards (IFRS), senior management receives a monthly analysis incorporating these core measures.

• Annual budgets are prepared that include targets for both IFRS and core measures.

Despite the use of these measures by management in setting goals and measuring the Group’s performance, these are non-IFRS measures that have no standardized meaning prescribed by IFRS. As a result, such measures have limits in usefulness to investors.

Because of their non-standardized definitions, the core measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These core measures are presented solely to permit investors to more fully understand how the Group’s management assesses underlying performance. These core measures are not, and should not be viewed as, a substitute for IFRS measures.

As an internal measure of Group performance, these core measures have limitations, and the performance management process is not solely restricted to these metrics. A limitation of the core measures is that they provide a view of the Group’s operations without including all events during a period, such as the effects of an acquisition or amortization of purchased intangible assets.

Net debt and free cash flow

Net debt and free cash flow are non-IFRS financial measures, which means they should not be interpreted as measures determined under IFRS. Net debt is presented as additional information because management believes it is a useful supplemental indicator of the Group’s ability to meet financial commitments and to invest in new strategic opportunities, including strengthening its balance sheet. Free cash flow is presented as additional information because management believes it is a useful supplemental indicator of the Group’s ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is a measure of the net cash generated that is available for debt repayment, investment in strategic opportunities and for returning to shareholders. Novartis uses free cash flow in internal comparisons of results from the Group’s divisions. Free cash flow of the divisions uses the same definition as for the Group. No tax or financial receipts or payments are included in the division calculations. The definition of free cash flow used by Novartis does not include amounts related to changes in investments in associated companies nor related to acquisitions or divestments of subsidiaries. Free cash flow is not intended to be a substitute measure for cash flow from operating activities as determined under IFRS.

CORE RESULTS –Reconciliation from IFRS results to core results – Group – Second quarter  (unaudited)

	Pharmaceuticals		Alcon		Sandoz		Vaccines and Diagnostics		Consumer Health		Corporate		Total

	Q2 2012 USD m	Q2 2011 USD m	Q2 2012 USD m	Q2 2011 USD m	Q2 2012 USD m	Q2 2011 USD m	Q2 2012 USD m	Q2 2011 USD m	Q2 2012 USD m	Q2 2011 USD m	Q2 2012 USD m	Q2 2011 USD m	Q2 2012 USD m	Q2 2011 USD m

Operating income	2 741	2 791	419	371	259	283	-96	-214	0	225	-135	-134	3 188	3 322

Amortization of intangible assets	78	97	477	474	89	99	52	59	14	14	1	1	711	744

Impairments

Intangible assets	22	107					5			2			27	109

Property, plant & equipment related to the Group-wide rationalization of manufacturing sites [1]				5										5

Other property, plant & equipment	17	14				1	3						20	15

Financial assets	1	10						62			15	3	16	75

Total impairment charges	40	131		5		1	8	62		2	15	3	63	204

Acquisition-related items

- Expense			68	80			2	3			2	4	72	87

Total acquisition-related items, net			68	80			2	3			2	4	72	87

Other exceptional items

Exceptional divestment gains	-26	-338		-1									-26	-339

Restructuring items

- Income	-17												-17

- Expense[1]	9	18	6	22	1			1	1	-2			17	39

Legal-related items

- Expense				-4		150								146

Additional exceptional income	-79						-56						-135

Additional exceptional expense			4						3		31	32	38	32

Total other exceptional items	-113	-320	10	17	1	150	-56	1	4	-2	31	32	-123	-122

Total adjustments	5	-92	555	576	90	250	6	125	18	14	49	40	723	913

Core operating income	2 746	2 699	974	947	349	533	-90	-89	18	239	-86	-94	3 911	4 235

as % of net sales	33.3%	32.4%	36.8%	36.1%	16.3%	21.6%	-25.8%	-29.8%	2.0%	20.1%			27.3%	28.4%

Income from associated companies		-1	16		2	3	3	3			155	125	176	130

Core adjustments to income from associated companies, net of tax			-16								44	40	28	40

Interest expense													-183	-190

Other financial income and expense													34	-16

Taxes (adjusted for above items)													-610	-635

Core net income													3 356	3 564

Core net income attributable to shareholders													3 329	3 542

Core EPS (USD)													1.38	1.48

[1] The Group-wide projects of rationalizing manufacturing sites resulted in restructuring charges of USD 18 million (2011 USD 44 million).

CORE RESULTS –Reconciliation from IFRS results to core results – Group – First half  (unaudited)

	Pharmaceuticals		Alcon		Sandoz		Vaccines and Diagnostics		Consumer Health		Corporate		Total

	H1 2012 USD m	H1 2011 USD m	H1 2012 USD m	H1 2011 USD m	H1 2012 USD m	H1 2011 USD m	H1 2012 USD m	H1 2011 USD m	H1 2012 USD m	H1 2011 USD m	H1 2012 USD m	H1 2011 USD m	H1 2012 USD m	H1 2011 USD m

Operating income	5 143	5 252	782	895	557	695	-269	-315	12	490	-222	-287	6 003	6 730

Amortization of intangible assets	156	219	954	967	178	193	106	115	29	29	2	2	1 425	1 525

Impairments

Intangible assets	23	107	1				5			2			29	109

Property, plant & equipment related to the Group-wide rationalization of manufacturing sites [1]				5										5

Other property, plant & equipment	14	14				1	3	1	1				18	16

Financial assets	1	14						81			16	3	17	98

Total impairment charges	38	135	1	5		1	8	82	1	2	16	3	64	228

Acquisition-related items

- Gains		-81		-21										-102

- Expense			123	92			3	3			4	15	130	110

Total acquisition-related items, net		-81	123	71			3	3			4	15	130	8

Other exceptional items

Exceptional divestment gains	-26	-338								-44	-51		-77	-382

Restructuring items

- Income[1]	-60				-6								-66

- Expense[1]	188	54	9	36	2			2	1	2			200	94

Legal-related items

- Income				-230										-230

- Expense	19			43		178							19	221

Additional exceptional income	-137						-56						-193

Additional exceptional expense	14		7						16		55	53	92	53

Total other exceptional items	-2	-284	16	-151	-4	178	-56	2	17	-42	4	53	-25	-244

Total adjustments	192	-11	1 094	892	174	372	61	202	47	-11	26	73	1 594	1 517

Core operating income	5 335	5 241	1 876	1 787	731	1 067	-208	-113	59	479	-196	-214	7 597	8 247

as % of net sales	33.1%	32.7%	36.2%	35.4%	17.1%	22.1%	-32.1%	-16.9%	3.2%	20.3%			27.1%	28.5%

Income from associated companies	-1	-1	16		3	4	3	3			283	241	304	247

Core adjustments to income from associated companies, net of tax			-16								91	119	75	119

Interest expense													-347	-379

Other financial income and expense													-7	6

Taxes (adjusted for above items)													-1 173	-1 300

Core net income													6 449	6 940

Core net income attributable to shareholders													6 400	6 782

Core EPS (USD)													2.65	2.88

[1] The Group-wide projects of rationalizing manufacturing sites resulted in a net restructuring charge of USD 33 million including a divestment income of USD 6 million (2011 USD 99 million).

CORE RESULTS –Reconciliation from IFRS results to core results – Group – Second quarter  (unaudited)

	Q2 2012 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment related items, restructuring and integration charges[3]	Other exceptional items[4]	Q2 2012 Core results	Q2 2011 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	9 931	688		2	-38	10 583	11 253

Operating income	3 188	711	63	72	-123	3 911	4 235

Income before taxes	3 215	755	63	56	-123	3 966	4 199

Taxes[5]	-482					-610	-635

Net income	2 733					3 356	3 564

EPS (USD)[6]	1.12					1.38	1.48

The following are adjustments to arrive at Core Gross Profit

Other revenues	238				-56	182	208

Cost of Goods Sold	-4 610	688		2	18	-3 902	-3 870

The following are adjustments to arrive at Core Operating Income

Research & Development	-2 285	22	27		-1	-2 237	-2 262

General & Administration	-737				4	-733	-735

Other income	265				-123	142	160

Other expense	-373	1	36	70	35	-231	-277

The following are adjustments to arrive at Core Income before taxes

Income from associated companies	176	44		-16		204	170

[1] Amortization of intangible assets: Cost of Goods Sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms; Other expense includes amortization of intangible assets; Income from associated companies includes the recurring amortization of the purchase price allocation related to intangible assets included in the Novartis equity-method accounting for Roche of USD 38 million and USD 6 million for the Novartis share of the estimated Roche core items.

[2] Impairments: Research & Development and Other expense include principally impairments of intangible assets and property, plant & equipment; Other expense also includes impairments of financial assets.

[3] Acquisition or divestment related items, restructuring and integration charges: Cost of Goods Sold includes an acquisition related inventory step-up adjustment; Other expense relates to Alcon integration costs; Income from associated companies includes a USD 16 million revaluation gain on the initial interest in an acquired company.

[4] Other exceptional items: Other revenues include an income of USD 56 million related to an intellectual property settlement and license agreement; Cost of Goods Sold relates primarily to restructuring charges related to the Group-wide rationalization of manufacturing sites; Research & Development, Other income and Other expense include restructuring charges related to the Group-wide rationalization of manufacturing sites; General & Administration includes exceptional IT-related costs; Other income includes a provision reduction of USD 79 million mainly related to Tekturna/Rasilez inventories, a reversal of prior year restructuring charges of USD 30 million, and a product divestment gain of USD 26 million; Other expense includes primarily charges for IT and finance restructuring of USD 31 million, a restructuring charge of USD 12 million related to the European Business and a reclassification from income to expense related to the prior quarter.

[5] Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on exceptional items although this is not the case for items arising from criminal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 751 million to arrive at the core results before tax amounts to USD 128 million. This results in the average tax rate on the adjustments being 17.0%.

[6] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS –Reconciliation from IFRS results to core results – Group – First half  (unaudited)

	H1 2012 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment related items, restructuring and integration charges[3]	Other exceptional items[4]	H1 2012 Core results	H1 2011 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	19 360	1 381	1	3	-17	20 728	21 794

Operating income	6 003	1 425	64	130	-25	7 597	8 247

Income before taxes	5 953	1 516	64	114	-25	7 622	8 240

Taxes[5]	-893					-1 173	-1 300

Net income	5 060					6 449	6 940

EPS (USD)[6]	2.07					2.65	2.88

The following are adjustments to arrive at Core Gross Profit

Other revenues	416				-56	360	403

Cost of Goods Sold	-9 094	1 381	1	3	39	-7 670	-7 551

The following are adjustments to arrive at Core Operating Income

Research & Development	-4 520	42	28			-4 450	-4 425

General & Administration	-1 456				7	-1 449	-1 426

Other income	616				-282	334	334

Other expense	-889	2	35	127	267	-458	-602

The following are adjustments to arrive at Core Income before taxes

Income from associated companies	304	91		-16		379	366

[1] Amortization of intangible assets: Cost of Goods Sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms; Other expense includes amortization of intangible assets; Income from associated companies includes the recurring amortization of the purchase price allocation related to intangible assets included in the Novartis equity-method accounting for Roche of USD 77 million and USD 14 million for the Novartis share of the estimated Roche core items.

[2] Impairments: Research & Development and Other expense include principally impairments of intangible assets and property, plant & equipment; Other expense also includes impairments of financial assets.

[3] Acquisition or divestment related items, restructuring and integration charges: Cost of Goods Sold includes an acquisition related inventory step-up adjustment; Other expense relates to Alcon integration costs; Income from associated companies includes a USD 16 million revaluation gain on the initial interest in an acquired company.

[4] Other exceptional items: Other revenues include an income of USD 56 million related to an intellectual property settlement and license agreement; Cost of Goods Sold relates primarily to restructuring charges related to the Group-wide rationalization of manufacturing sites; Research & Development, Other income and Other expense include restructuring charges related to the Group-wide rationalization of manufacturing sites; General & Administration includes exceptional IT-related costs; Other income includes a provision reduction of USD 137 million mainly related to Tekturna/Rasilez inventories, a reversal of prior year restructuring charges of USD 60 million, a gain on divestment related to the Novartis Venture Funds of USD 51 million, and a product divestment gain of USD 26 million; Other expense includes a restructuring charge of USD 149 million related to the US business, an additional legal settlement provision of USD 19 million and an additional provision of USD 14 million related to Tekturna/Rasilez clinical studies; Other expense also includes charges for IT and finance restructuring of USD 55 million, additional charges of USD 13 million for product recalls and additional charges of USD 5 million for inventories both related to a US production plant, and a restructuring charge of USD 12 million related to the European Business.

[5] Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on exceptional items although this is not the case for items arising from criminal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 1 669 million to arrive at the core results before tax amounts to USD 280 million. This results in the average tax rate on the adjustments being 16.8%.

[6] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS – Reconciliation from IFRS results to core results – Pharmaceuticals – Second quarter  (unaudited)

	Q2 2012 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment related items, restructuring and integration charges	Other exceptional items[3]	Q2 2012 Core results	Q2 2011 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	6 759	65			13	6 837	7 085

Operating income	2 741	78	40		-113	2 746	2 699

The following are adjustments to arrive at Core Gross Profit

Cost of Goods Sold	-1 689	65			13	-1 611	-1 430

The following are adjustments to arrive at Core Operating Income

Research & Development	-1 650	13	22		-1	-1 616	-1 677

Other income	180				-123	57	35

Other expense	-135		18		-2	-119	-186

[1] Amortization of intangible assets: Cost of Goods Sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Research & Development includes principally impairment charges related to In Process Research & Development; Other expense includes impairments primarily of property, plant & equipment.
[3] Other exceptional items: Cost of Goods Sold, Research & Development, Other income, and Other expense include restructuring charges related to the Group-wide rationalization of manufacturing sites; Other income includes a provision reduction of USD 79 million mainly related to Tekturna/Rasilez inventories, a reversal of prior year restructuring charges of USD 30 million, and a product divestment gain of USD 26 million; Other expense includes a restructuring charge of USD 12 million related to the European Business and a reclassification from income to expense related to the prior quarter.

CORE RESULTS – Reconciliation from IFRS results to core results – Pharmaceuticals – First half  (unaudited)

	H1 2012 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment related items, restructuring and integration charges	Other exceptional items[3]	H1 2012 Core results	H1 2011 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	13 210	131			30	13 371	13 640

Operating income	5 143	156	38		-2	5 335	5 241

The following are adjustments to arrive at Core Gross Profit

Cost of Goods Sold	-3 260	131			30	-3 099	-2 745

The following are adjustments to arrive at Core Operating Income

Research & Development	-3 261	25	23			-3 213	-3 284

Other income	344				-225	119	105

Other expense	-412		15		193	-204	-366

[1] Amortization of intangible assets: Cost of Goods Sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Research & Development includes principally impairment charges related to In Process Research & Development; Other expense includes impairments primarily of property, plant & equipment.
[3] Other exceptional items: Cost of Goods Sold, Other income and Other expense include restructuring charges related to the Group-wide rationalization of manufacturing sites; Other income includes a provision reduction of USD 137 million mainly related to Tekturna/Rasilez inventories, a reversal of prior year restructuring charges of USD 60 million, and a product divestment gain of USD 26 million; Other expense includes a restructuring charge of USD 149 million related to the US business, an additional legal settlement provision of USD 19 million and an additional provision of USD 14 million related to Tekturna/Rasilez clinical studies; Other expense also includes a restructuring charge of USD 12 million related to the European business.

CORE RESULTS – Reconciliation from IFRS results to core results – Alcon – Second quarter  (unaudited)

	Q2 2012 IFRS results	Amortization of intangible assets[1]	Impairments	Acquisition or divestment related items, restructuring and integration charges[2]	Other exceptional items[3]	Q2 2012 Core results	Q2 2011 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	1 522	474			3	1 999	1 951

Operating income	419	477		68	10	974	947

The following are adjustments to arrive at Core Gross Profit

Cost of Goods Sold	-1 148	474			3	-671	-691

The following are adjustments to arrive at Core Operating Income

Research & Development	-248	3				-245	-213

General & Administration	-138				4	-134	-132

Other expense	-87			68	3	-16	-12

[1] Amortization of intangible assets: Cost of Goods Sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Acquisition or divestment related items, restructuring and integration charges: Other expense relates to Alcon integration costs.
[3] Other exceptional items: Cost of Goods Sold and Other expense include restructuring charges related to the Group-wide rationalization of manufacturing sites; General & Administration includes other exceptional IT costs.

CORE RESULTS – Reconciliation from IFRS results to core results – Alcon – First half  (unaudited)

	H1 2012 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment related items, restructuring and integration charges[3]	Other exceptional items[4]	H1 2012 Core results	H1 2011 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	2 943	950	1		6	3 900	3 734

Operating income	782	954	1	123	16	1 876	1 787

The following are adjustments to arrive at Core Gross Profit

Cost of Goods Sold	-2 294	950	1		6	-1 337	-1 334

The following are adjustments to arrive at Core Operating Income

Research & Development	-496	4				-492	-422

General & Administration	-268				7	-261	-255

Other expense	-156			123	3	-30	-15

[1] Amortization of intangible assets: Cost of Goods Sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Cost of Goods Sold includes impairments of intangible assets.
[3] Acquisition or divestment related items, restructuring and integration charges: Other expense relates to Alcon integration costs.
[4] Other exceptional items: Cost of Goods Sold and Other expense include restructuring charges related to the Group-wide rationalization of manufacturing sites; General & Administration includes other exceptional IT costs.

CORE RESULTS – Reconciliation from IFRS results to core results – Sandoz – Second quarter  (unaudited)

	Q2 2012 IFRS results	Amortization of intangible assets[1]	Impairments	Acquisition or divestment related items, restructuring and integration charges	Other exceptional items[2]	Q2 2012 Core results	Q2 2011 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	958	87			1	1 046	1 242

Operating income	259	89			1	349	533

The following are adjustments to arrive at Core Gross Profit

Cost of Goods Sold	-1 259	87			1	-1 171	-1 311

The following are adjustments to arrive at Core Operating Income

Research & Development	-196	2				-194	-175

[1] Amortization of intangible assets: Cost of Goods Sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Other exceptional items: Cost of Goods Sold includes restructuring charges related to the Group-wide rationalization of manufacturing sites.

CORE RESULTS – Reconciliation from IFRS results to core results – Sandoz – First half  (unaudited)

	H1 2012 IFRS results	Amortization of intangible assets[1]	Impairments	Acquisition or divestment related items, restructuring and integration charges	Other exceptional items[2]	H1 2012 Core results	H1 2011 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	1 916	174			2	2 092	2 444

Operating income	557	178			-4	731	1 067

The following are adjustments to arrive at Core Gross Profit

Cost of Goods Sold	-2 497	174			2	-2 321	-2 550

The following are adjustments to arrive at Core Operating Income

Research & Development	-384	4				-380	-336

Other income	31				-6	25	40

[1] Amortization of intangible assets: Cost of Goods Sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Other exceptional items: Cost of Goods Sold includes restructuring charges related to the Group-wide rationalization of manufacturing sites; Other income includes a USD 6 million gain on sales of assets related to the Group-wide rationalization of manufacturing sites.

CORE RESULTS – Reconciliation from IFRS results to core results – Vaccines and Diagnostics – Second quarter  (unaudited)

	Q2 2012 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment related items, restructuring and integration charges[3]	Other exceptional items[4]	Q2 2012 Core results	Q2 2011 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	158	48		2	-56	152	173

Operating income	-96	52	8	2	-56	-90	-89

The following are adjustments to arrive at Core Gross Profit

Other revenues	111				-56	55	80

Cost of Goods Sold	-310	48		2		-260	-224

The following are adjustments to arrive at Core Operating Income

Research & Development	-118	4	5			-109	-124

Other expense	-15		3			-12	-13

[1] Amortization of intangible assets: Cost of Goods Sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Research & Development includes impairments of intangible assets; Other expense includes a facility impairment charge.
[3] Acquisition or divestment related items, restructuring and integration charges: Cost of Goods Sold includes an acquisition related inventory step-up adjustment.
[4] Other exceptional items: Other revenues include an income of USD 56 million related to an intellectual property settlement and license agreement.

CORE RESULTS – Reconciliation from IFRS results to core results – Vaccines and Diagnostics – First half  (unaudited)

	H1 2012 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment related items, restructuring and integration charges[3]	Other exceptional items[4]	H1 2012 Core results	H1 2011 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	235	97		3	-56	279	388

Operating income	-269	106	8	3	-56	-208	-113

The following are adjustments to arrive at Core Gross Profit

Other revenues	170				-56	114	154

Cost of Goods Sold	-602	97		3		-502	-471

The following are adjustments to arrive at Core Operating Income

Research & Development	-239	9	5			-225	-240

Other expense	-28		3			-25	-28

[1] Amortization of intangible assets: Cost of Goods Sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Research & Development includes impairments of intangible assets; Other expense includes a facility impairment charge.
[3] Acquisition or divestment related items, restructuring and integration charges: Cost of Goods Sold includes an acquisition related inventory step-up adjustment.
[4] Other exceptional items: Other revenues include an income of USD 56 million related to an intellectual property settlement and license agreement.

CORE RESULTS – Reconciliation from IFRS results to core results – Consumer Health – Second quarter  (unaudited)

	Q2 2012 IFRS results	Amortization of intangible assets[1]	Impairments	Acquisition or divestment related items, restructuring and integration charges	Other exceptional items[2]	Q2 2012 Core results	Q2 2011 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	502	14			1	517	797

Operating income	0	14			4	18	239

The following are adjustments to arrive at Core Gross Profit

Cost of Goods Sold	-408	14			1	-393	-399

The following are adjustments to arrive at Core Operating Income

Other expense	-2				3	1	-12

[1] Amortization of intangible assets: Cost of Goods Sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets.
[2] Other exceptional items: Other expense includes principally additional charges for inventory provisions related to a US production plant.

CORE RESULTS – Reconciliation from IFRS results to core results – Consumer Health – First half  (unaudited)

	H1 2012 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment related items, restructuring and integration charges	Other exceptional items[3]	H1 2012 Core results	H1 2011 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	1 015	29			1	1 045	1 574

Operating income	12	29	1		17	59	479

The following are adjustments to arrive at Core Gross Profit

Cost of Goods Sold	-833	29			1	-803	-797

The following are adjustments to arrive at Core Operating Income

Other expense	-17		1		16	0	-13

[1] Amortization of intangible assets: Cost of Goods Sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets.
[2] Impairments: Other expense includes impairment charges related to the US activities.
[3] Other exceptional items: Other expense includes principally additional charges of USD 13 million for product recalls and additional charges of USD 5 million for inventory provisions, both related to a US production plant.

CORE RESULTS – Reconciliation from IFRS results to core results – Corporate – Second quarter  (unaudited)

	Q2 2012 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment related items, restructuring and integration charges[3]	Other exceptional items[4]	Q2 2012 Core results	Q2 2011 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	32					32	5

Operating income	-135	1	15	2	31	-86	-94

The following are adjustments to arrive at Core Operating Income

Other expense	-84	1	15	2	31	-35	-11

[1] Amortization of intangible assets: Other expense includes amortization of intangible assets.
[2] Impairments: Other expense includes impairments of financial assets.
[3] Acquisition or divestment related items, restructuring and integration charges: Other expense includes Alcon-related legal entity reorganization charges.
[4] Other exceptional items: Other expense includes charges for IT and finance restructuring projects.

CORE RESULTS – Reconciliation from IFRS results to core results – Corporate – First half  (unaudited)

	H1 2012 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment related items, restructuring and integration charges[3]	Other exceptional items[4]	H1 2012 Core results	H1 2011 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	41					41	14

Operating income	-222	2	16	4	4	-196	-214

The following are adjustments to arrive at Core Operating Income

Other income	220				-51	169	123

Other expense	-197	2	16	4	55	-120	-80

[1] Amortization of intangible assets: Other expense includes amortization of intangible assets.
[2] Impairments: Other expense includes impairments for financial assets.
[3] Acquisition or divestment related items, restructuring and integration charges: Other expense includes Alcon-related legal entity reorganization charges.
[4] Other exceptional items: Other income includes a gain on divestment related to the Novartis Venture Funds; Other expense includes charges for IT and finance restructuring projects.

Condensed consolidated changes in net debt  (unaudited)

Second quarter

	Q2 2012 USD m	Q2 2011 USD m

Change in cash and cash equivalents	557	-2 943

Change in marketable securities, financial debt and financial derivatives	2 123	3 391

Change in net debt	2 680	448

Net debt at April 1	-19 206	-22 349

Net debt at June 30	-16 526	-21 901

First half

	H1 2012 USD m	H1 2011 USD m

Change in cash and cash equivalents	889	-1 088

Change in marketable securities, financial debt and financial derivatives	-2 261	-5 960

Change in net debt	-1 372	-7 048

Net debt at January 1	-15 154	-14 853

Net debt at June 30	-16 526	-21 901

Components of net debt

	H1 2012 USD m	H1 2011 USD m

Current financial debts and derivative financial instruments	-8 878	-13 581

Non-current financial debts	-13 754	-13 924

Less liquidity:

Cash and cash equivalents	4 598	4 231

Marketable securities and derivative financial instruments	1 508	1 373

Net debt at June 30	-16 526	-21 901

Free cash flow  (unaudited)

Second quarter

	Q2 2012 USD m	Q2 2011 USD m	Change USD m

Operating income	3 188	3 322	-134

Reversal of non-cash items
Depreciation, amortization and impairments	1 194	1 383	-189

Change in provisions and other non-current liabilities	41	505	-464

Other	156	-198	354

Total reversal of non-cash items	1 391	1 690	-299

Interest and other financial receipts	110	21	89

Interest and other financial payments	-232	-426	194

Taxes paid	-972	-674	-298

Payments out of provisions and other net cash movements in non-current liabilities	-324	-212	-112

Change in inventory and accounts receivable less accounts payable	-83	-29	-54

Change in other net current assets and other operating cash flow items	-93	-246	153

Cash flows from operating activities	2 985	3 446	-461

Purchase of property, plant & equipment	-604	-453	-151

Purchase of intangible, financial and other non-current assets	-110	-171	61

Proceeds from sales of property, plant & equipment, intangible, financial and other non-current assets	40	475	-435

Free cash flow	2 311	3 297	-986

First half

	H1 2012 USD m	H1 2011 USD m	Change USD m

Operating income	6 003	6 730	-727

Reversal of non-cash items
Depreciation, amortization and impairments	2 338	2 588	-250

Change in provisions and other non-current liabilities	403	627	-224

Other	250	-158	408

Total reversal of non-cash items	2 991	3 057	-66

Interest and other financial receipts	557	416	141

Interest and other financial payments	-372	-628	256

Taxes paid	-1 319	-1 444	125

Payments out of provisions and other net cash movements in non-current liabilities	-538	-810	272

Change in inventory and accounts receivable less accounts payable	-1 236	-1 546	310

Change in other net current assets and other operating cash flow items	-585	-422	-163

Cash flows from operating activities	5 501	5 353	148

Purchase of property, plant & equipment	-1 016	-872	-144

Purchase of intangible, financial and other non-current assets	-322	-258	-64

Proceeds from sales of property, plant & equipment, intangible, financial and other non-current assets	204	696	-492

Free cash flow	4 367	4 919	-552

Share information  (unaudited)

	June 30, 2012	June 30, 2011

Number of shares outstanding (million)	2 417.9	2 426.5

Registered share price (CHF)	52.90	51.50

ADS price (USD)	55.90	61.11

Market capitalization (USD billion)	133.9	150.1

Market capitalization (CHF billion)	127.9	125.0

Summary of equity movements  (unaudited)

	Number of outstanding shares (in millions)			Issued share capital and reserves attributable to Novartis AG shareholders

	2012	2011	Change	HY 2012 USD m	HY 2011 USD m	Change USD m

Balance at beginning of year	2 407	2 289	118	65 844	63 196	2 648

Shares issued in connection with the merger with Alcon		108	-108		6 009	-6 009

Treasury shares exchanged in connection with the merger with Alcon		57	-57		3 154	-3 154

Excess of the purchase price for acquiring non-controlling interests compared to the recorded amounts and other impacts of change of ownership in consolidated entities					-5 634	5 634

Share buy-backs:

Shares acquired to be cancelled		-39	39		-2 360	2 360

Shares acquired to be held in Group Treasury	-5		-5	-240		-240

Equity-based compensation	10	7	3	415	415	0

Other treasury shares movements	6	5	1	187	69	118

Dividends				-6 030	-5 368	-662

Net income of the period attributable to shareholders of Novartis AG				5 011	5 474	-463

Other comprehensive income attributable to shareholders of Novartis AG				-1 057	2 048	-3 105

Balance at June 30	2 418	2 427	-9	64 130	67 003	-2 873

Supplementary tables: Second quarter 2012  – Net sales of top 20 pharmaceutical products  (unaudited)

		US		Rest of world		Total

Brands		USD m	% change in constant currencies	USD m	% change in constant currencies	USD m	% change in USD	% change in constant currencies

Diovan/Co–Diovan	Hypertension	658	4	608	-29	1 266	-16	-15

Gleevec/Glivec	Chronic myeloid leukemia	432	17	762	-1	1 194	-1	4

Lucentis	Age-related macular degeneration			604	20	604	12	20

Sandostatin	Acromegaly	154	6	216	6	370	1	6

Zometa	Cancer complications	146	-9	190	-5	336	-11	-7

Exforge	Hypertension	100	27	252	19	352	14	20

Gilenya	Relapsing multiple sclerosis	181	170	102	nm	283	258	268

Exelon/Exelon Patch	Alzheimer's disease	103	18	155	-3	258	-2	4

Tasigna	Chronic myeloid leukemia	84	45	153	46	237	39	45

Exjade	Iron chelator	60	-14	159	6	219	-6	0

Top ten products total		1 918	15	3 201	1	5 119	1	6

Galvus	Diabetes			224	47	224	36	47

Neoral/Sandimmun	Transplantation	16	-11	193	-3	209	-8	-4

Voltaren (excl. OTC)	Inflammation/pain			191	2	191	-5	2

Afinitor	Advanced renal cell carcinoma	86	139	89	47	175	72	80

Reclast/Aclasta	Osteoporosis	99	-1	61	9	160	-1	3

Comtan/Stalevo	Parkinson’s disease	40	-27	97	0	137	-14	-9

Ritalin/Focalin	Attention deficit/hyperactive disorder	108	16	40	19	148	13	17

Myfortic	Transplantation	60	22	74	-5	134	-1	5

Xolair	Asthma	0	nm	127	18	127	2	10

Tekturna/Rasilez	Hypertension	37	-45	61	-28	98	-38	-35

Top 20 products total		2 364	13	4 358	3	6 722	2	6

Rest of portfolio		400	-4	1 133	-7	1 533	-11	-6

Total Division sales		2 764	10	5 491	1	8 255	-1	4

nm = not meaningful

Supplementary tables: First half 2012  – Net sales of top 20 pharmaceutical products  (unaudited)

		US		Rest of world		Total

Brands		USD m	% change in constant currencies	USD m	% change in constant currencies	USD m	% change in USD	% change in constant currencies

Diovan/Co–Diovan	Hypertension	1 252	5	1 204	-29	2 456	-16	-15

Gleevec/Glivec	Chronic myeloid leukemia	816	19	1 508	0	2 324	2	5

Lucentis	Age-related macular degeneration			1 171	25	1 171	19	25

Sandostatin	Acromegaly	318	16	422	4	740	5	9

Zometa	Cancer complications	288	-14	375	-5	663	-11	-9

Exforge	Hypertension	178	16	477	20	655	15	19

Gilenya	Relapsing multiple sclerosis	348	188	182	nm	530	284	292

Exelon/Exelon Patch	Alzheimer's disease	212	20	317	1	529	3	7

Tasigna	Chronic myeloid leukemia	160	37	286	45	446	38	42

Exjade	Iron chelator	124	2	311	13	435	6	10

Top ten products total		3 696	16	6 253	2	9 949	4	7

Galvus	Diabetes			425	52	425	43	52

Neoral/Sandimmun	Transplantation	34	-3	373	-6	407	-8	-5

Voltaren (excl. OTC)	Inflammation/pain	1	0	379	2	380	-2	2

Afinitor	Advanced renal cell carcinoma	151	125	167	41	318	66	71

Reclast/Aclasta	Osteoporosis	182	-2	119	14	301	2	4

Comtan/Stalevo	Parkinson’s disease	102	-5	190	0	292	-5	-2

Ritalin/Focalin	Attention deficit/hyperactive disorder	204	6	75	12	279	6	8

Myfortic	Transplantation	115	22	152	0	267	5	8

Xolair	Asthma	0	nm	239	15	239	3	9

Tekturna/Rasilez	Hypertension	93	-25	134	-15	227	-22	-19

Top 20 products total		4 578	15	8 506	4	13 084	4	7

Rest of portfolio		791	-15	2 219	-9	3 010	-14	-10

Total Division sales		5 369	9	10 725	1	16 094	0	4

nm = not meaningful

Pharmaceuticals Division net sales by therapeutic area – Second quarter  (unaudited)

	Q2 2012 USD m	Q2 2011 USD m	% change USD	% change cc

Primary Care
Hypertension medicines
Diovan	1 266	1 513	-16	-15

Exforge	352	308	14	20

Subtotal Valsartan Group	1 618	1 821	-11	-9

Tekturna/Rasilez	98	159	-38	-35

Subtotal Hypertension	1 716	1 980	-13	-11

Galvus	224	165	36	47

Arcapta Neohaler/Onbrez Breezhaler	33	26	27	44

Total strategic franchise products	1 973	2 171	-9	-6

Established medicines	411	438	-6	-2

Total Primary Care products	2 384	2 609	-9	-5

Oncology
Gleevec/Glivec	1 194	1 203	-1	4

Tasigna	237	170	39	45

Subtotal Bcr-Abl franchise	1 431	1 373	4	9

Sandostatin	370	365	1	6

Zometa	336	376	-11	-7

Exjade	219	232	-6	0

Afinitor	175	102	72	80

Femara	115	241	-52	-50

Other	37	39	-5	10

Total Oncology products	2 683	2 728	-2	3

Specialty - Neuroscience
Gilenya	283	79	258	268

Exelon/Exelon Patch	258	264	-2	4

Comtan/Stalevo	137	160	-14	-9

Extavia	38	44	-14	-4

Other (including Fanapt)	19	8	138	139

Total strategic franchise products	735	555	32	39

Established medicines	126	142	-11	-5

Total Neuroscience products	861	697	24	30

Specialty - Ophthalmics
Lucentis	604	541	12	20

Other	26	25	4	7

Total Opthalmics products	630	566	11	20

Specialty - Integrated Hospital Care (IHC)*
Neoral/Sandimmun	209	227	-8	-4

Myfortic	134	135	-1	5

Zortress/Certican	52	50	4	13

Ilaris	20	12	67	68

Other	99	93	6	14

Total strategic franchise products	514	517	-1	5

Everolimus stent drug	81	80	1	10

Established medicines	294	321	-8	-5

Total IHC products	889	918	-3	2

Specialty - Critical Care
Xolair	127	125	2	10

TOBI	76	70	9	14

Total Critical Care products	203	195	4	11

Additional products
Voltaren (excl. OTC)	191	201	-5	2

Ritalin/Focalin	148	131	13	17

Tegretol	89	90	-1	5

Trileptal	66	66	0	7

Foradil	64	83	-23	-13

Other	47	54	-13	-13

Total additional products	605	625	-3	3

Total strategic franchise products	6 738	6 732	0	5

Total established medicines and additional products	1 517	1 606	-6	0

Total Division net sales	8 255	8 338	-1	4

* includes Transplantation

Pharmaceuticals Division net sales by therapeutic area – First half  (unaudited)

	H1 2012 USD m	H1 2011 USD m	% change USD	% change cc

Primary Care
Hypertension medicines
Diovan	2 456	2 918	-16	-15

Exforge	655	569	15	19

Subtotal Valsartan Group	3 111	3 487	-11	-10

Tekturna/Rasilez	227	290	-22	-19

Subtotal Hypertension	3 338	3 777	-12	-10

Galvus	425	297	43	52

Arcapta Neohaler/Onbrez Breezhaler	62	46	35	47

Total strategic franchise products	3 825	4 120	-7	-5

Established medicines	784	885	-11	-9

Total Primary Care products	4 609	5 005	-8	-6

Oncology
Gleevec/Glivec	2 324	2 279	2	5

Tasigna	446	323	38	42

Subtotal Bcr-Abl franchise	2 770	2 602	6	10

Sandostatin	740	702	5	9

Zometa	663	749	-11	-9

Exjade	435	411	6	10

Afinitor	318	192	66	71

Femara	222	595	-63	-61

Other	70	75	-7	0

Total Oncology products	5 218	5 326	-2	1

Specialty - Neuroscience
Gilenya	530	138	284	292

Exelon/Exelon Patch	529	515	3	7

Comtan/Stalevo	292	306	-5	-2

Extavia	75	78	-4	3

Other (including Fanapt)	35	17	106	108

Total strategic franchise products	1 461	1 054	39	43

Established medicines	247	278	-11	-7

Total Neuroscience products	1 708	1 332	28	33

Specialty - Ophthalmics
Lucentis	1 171	985	19	25

Other	48	62	-23	-19

Total Opthalmics products	1 219	1 047	16	22

Specialty - Integrated Hospital Care (IHC)*
Neoral/Sandimmun	407	441	-8	-5

Myfortic	267	255	5	8

Zortress/Certican	98	92	7	13

Ilaris	35	23	52	58

Other	197	179	10	14

Total strategic franchise products	1 004	990	1	5

Everolimus stent drug	167	163	2	5

Established medicines	579	619	-6	-5

Total IHC products	1 750	1 772	-1	2

Specialty - Critical Care
Xolair	239	232	3	9

TOBI	152	141	8	11

Total Critical Care products	391	373	5	10

Additional products
Voltaren (excl. OTC)	380	389	-2	2

Ritalin/Focalin	279	264	6	8

Tegretol	174	175	-1	4

Trileptal	141	127	11	16

Foradil	129	155	-17	-9

Other	96	71	35	38

Total additional products	1 199	1 181	2	6

Total strategic franchise products	13 118	12 910	2	5

Total established medicines and additional products	2 976	3 126	-5	-2

Total Division net sales	16 094	16 036	0	4

* includes Transplantation

Net sales by region1 – Second quarter  (unaudited)

	Q2 2012	Q2 2011	% change		Q2 2012	Q2 2011

	USD m	USD m	USD	cc	% of total	% of total

Pharmaceuticals

Europe	2 585	3 076	-16	-6	31	37

US	2 764	2 512	10	10	34	30

Asia/Africa/Australasia	2 131	1 971	8	10	26	24

Canada and Latin America	775	779	-1	10	9	9

Total	8 255	8 338	-1	4	100	100

Of which in Established Markets	6 398	6 423	0	3	78	77

Of which in Emerging Growth Markets	1 857	1 915	-3	5	22	23

Alcon

Europe	701	759	-8	2	26	29

US	1 076	1 040	3	4	41	40

Asia/Africa/Australasia	579	534	8	11	22	20

Canada and Latin America	292	292	0	9	11	11

Total	2 648	2 625	1	5	100	100

Of which in Established Markets	2 017	2 017	0	3	76	77

Of which in Emerging Growth Markets	631	608	4	14	24	23

Sandoz

Europe	1 047	1 117	-6	5	49	45

US	676	883	-23	-24	31	36

Asia/Africa/Australasia	271	297	-9	-4	13	12

Canada and Latin America	153	169	-9	-2	7	7

Total	2 147	2 466	-13	-7	100	100

Of which in Established Markets	1 592	1 874	-15	-10	74	76

Of which in Emerging Growth Markets	555	592	-6	5	26	24

Vaccines and Diagnostics

Europe	124	101	23	34	36	34

US	157	128	23	22	45	43

Asia/Africa/Australasia	43	43	0	5	12	14

Canada and Latin America	25	27	-7	-6	7	9

Total	349	299	17	21	100	100

Of which in Established Markets	283	228	24	29	81	76

Of which in Emerging Growth Markets	66	71	-7	-4	19	24

Consumer Health

Europe	449	503	-11	-1	50	42

US	167	368	-55	-54	18	31

Asia/Africa/Australasia	189	201	-6	-2	21	17

Canada and Latin America	99	115	-14	-6	11	10

Total	904	1 187	-24	-18	100	100

Of which in Established Markets	596	855	-30	-26	66	72

Of which in Emerging Growth Markets	308	332	-7	1	34	28

Group Total

Europe	4 906	5 556	-12	-2	34	37

US	4 840	4 931	-2	-2	34	33

Asia/Africa/Australasia	3 213	3 046	5	8	22	20

Canada and Latin America	1 344	1 382	-3	7	10	10

Total	14 303	14 915	-4	1	100	100

Of which in Established Markets	10 886	11 397	-4	-1	76	76

Of which in Emerging Growth Markets	3 417	3 518	-3	6	24	24

[1] Net sales from operations by location of third party customer. Emerging Growth Markets are all markets other than the Established Markets of the US, Canada, Japan, Australia, New Zealand and Western Europe.

Net sales by region1 – First half  (unaudited)

	H1 2012	H1 2011	% change		H1 2012	H1 2011

	USD m	USD m	USD	cc	% of total	% of total

Pharmaceuticals

Europe	5 106	5 890	-13	-6	32	37

US	5 369	4 926	9	9	33	31

Asia/Africa/Australasia	4 085	3 734	9	9	25	23

Canada and Latin America	1 534	1 486	3	10	10	9

Total	16 094	16 036	0	4	100	100

Of which in Established Markets	12 493	12 435	0	3	78	78

Of which in Emerging Growth Markets	3 601	3 601	0	6	22	22

Alcon

Europe	1 392	1 463	-5	2	27	29

US	2 053	1 933	6	6	40	38

Asia/Africa/Australasia	1 196	1 093	9	10	23	22

Canada and Latin America	548	552	-1	6	10	11

Total	5 189	5 041	3	6	100	100

Of which in Established Markets	3 984	3 907	2	4	77	78

Of which in Emerging Growth Markets	1 205	1 134	6	13	23	22

Sandoz

Europe	2 097	2 231	-6	2	49	46

US	1 348	1 728	-22	-22	32	36

Asia/Africa/Australasia	512	549	-7	-4	12	11

Canada and Latin America	314	331	-5	0	7	7

Total	4 271	4 839	-12	-7	100	100

Of which in Established Markets	3 146	3 616	-13	-10	74	75

Of which in Emerging Growth Markets	1 125	1 223	-8	0	26	25

Vaccines and Diagnostics

Europe	220	238	-8	-2	34	36

US	253	233	9	9	39	35

Asia/Africa/Australasia	96	109	-12	-12	15	16

Canada and Latin America	79	90	-12	-10	12	13

Total	648	670	-3	-1	100	100

Of which in Established Markets	480	474	1	4	74	71

Of which in Emerging Growth Markets	168	196	-14	-12	26	29

Consumer Health

Europe	931	991	-6	1	51	42

US	328	761	-57	-57	18	32

Asia/Africa/Australasia	369	373	-1	1	20	16

Canada and Latin America	208	231	-10	-5	11	10

Total	1 836	2 356	-22	-18	100	100

Of which in Established Markets	1 212	1 723	-30	-27	66	73

Of which in Emerging Growth Markets	624	633	-1	5	34	27

Group Total

Europe	9 746	10 813	-10	-3	35	37

US	9 351	9 581	-2	-2	33	33

Asia/Africa/Australasia	6 258	5 858	7	7	22	20

Canada and Latin America	2 683	2 690	0	6	10	10

Total	28 038	28 942	-3	0	100	100

Of which in Established Markets	21 315	22 155	-4	-1	76	77

Of which in Emerging Growth Markets	6 723	6 787	-1	5	24	23

[1] Net sales from operations by location of third party customer. Emerging Growth Markets are all markets other than the Established Markets of the US, Canada, Japan, Australia, New Zealand and Western Europe.

Income from associated companies

	Q2 2012 USD m	Q2 2011 USD m	H1 2012 USD m	H1 2011 USD m

Share of estimated Roche reported net income	189	163	362	360

Restructuring impact (2011 includes USD 41 million from 2010)				-41

Amortization of intangible assets	-38	-41	-77	-79

Net income effect from Roche	151	122	285	240

Net income from other associated companies	25	8	19	7

Income from associated companies	176	130	304	247

Disclaimer
This press release contains forward-looking statements that can be identified by terminology such as “prospects,” “recommendations,” “on track,” “momentum,” “positive opinion,” “expected,” “recommendation,” “recommended,” “expectations,” “pipeline,” “strategy,” “long-term,” “sustainable,” “future,” “commitment,” “potentially,” “would,” “predicted,” “will,” “plans,” “planned,” “expect,” “outlook,” “unforeseen events,” “potential,” “filing,” “launch,” “submission,” “filed,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products; potential outcomes of our efforts to improve the quality standards at any or all of our manufacturing sites, or regarding potential future sales or earnings of the Novartis Group or any of its divisions; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements reflect the current views of the Group regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for any existing products in any market, or that any approvals which are obtained will be obtained at any particular time, or that any such products will achieve any particular revenue levels. Nor can there be any guarantee that the Group will be successful in its efforts to improve the quality standards at any or all of our manufacturing sites, or that we will succeed in restoring or maintaining production at any particular sites.  Neither can there be any guarantee that the Group, or any of its divisions, will achieve any particular financial results. In particular, management's expectations could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally; unexpected clinical trial results, including additional analyses of existing clinical data or unexpected new clinical data; the Group's ability to obtain or maintain patent or other proprietary intellectual property protection, including the ultimate extent of the impact on the Group of the loss of patent protection on key products which commenced last year and will continue this year; unexpected product manufacturing and quality issues, including the potential outcomes of the Warning Letter issued to us with respect to three Sandoz manufacturing facilities, and the potential outcome of efforts to restart production at the Consumer Health manufacturing facility at Lincoln, Nebraska; government, industry, and general public pricing pressures; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, shareholder litigation, government investigations and intellectual property disputes; competition in general; uncertainties regarding the effects of the ongoing global financial and economic crisis, including the financial troubles in certain Eurozone countries; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; uncertainties involved in the development of new healthcare products; the impact that the foregoing factors could have on the values attributed to the Group's assets and liabilities as recorded in the Group's consolidated balance sheet; and other risks and factors referred to in Novartis AG's current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in this presentation as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

About Novartis
Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, eye care, cost-saving generic pharmaceuticals, preventive vaccines and diagnostic tools, over-the-counter and animal health products. Novartis is the only global company with leading positions in these areas. In 2011, the Group achieved net sales of USD 58.6 billion, while approximately USD 9.6 billion (USD 9.2 billion excluding impairment and amortization charges) was invested in R&D throughout the Group. Novartis Group companies employ approximately 126,000 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

Important dates
October 25, 2012                                Third quarter results 2012
November 2012                                  Novartis Investor Day (including R&D update)
January 23, 2013                                Fourth quarter and full year results 2012